Key metrics
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	596	(2,619)	(302)	–	–
Basic earnings/(loss) per share (CHF)	0.28	(1.25)	(0.15)	–	–
Diluted earnings/(loss) per share (CHF)	0.27	(1.25)	(0.15)	–	–
Return on equity attributable to shareholders (%)	5.7	(23.8)	(2.6)	–	–
Effective tax rate (%)	11.6	(18.8)	37.0	–	–
Core Results (CHF million, except where indicated)
Net revenues	5,740	5,383	5,179	7	11
Provision for credit losses	29	47	35	(38)	(17)
Total operating expenses	4,502	4,644	4,375	(3)	3
Income before taxes	1,209	692	769	75	57
Cost/income ratio (%)	78.4	86.3	84.5	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,304.2	1,251.1	1,180.5	4.2	10.5
Net new assets	24.4	(6.7)	10.2	–	139.2
Balance sheet statistics (CHF million)
Total assets	811,979	819,861	813,898	(1)	0
Net loans	276,370	275,976	270,248	0	2
Total shareholders' equity	41,702	41,897	44,997	0	(7)
Tangible shareholders' equity	36,669	36,771	40,123	0	(9)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.7	13.5	13.6	–	–
Look-through CET1 ratio (%)	11.7	11.5	11.4	–	–
Look-through CET1 leverage ratio (%)	3.3	3.2	3.3	–	–
Look-through Tier 1 leverage ratio (%)	4.6	4.4	4.4	–	–
Share information
Shares outstanding (million)	2,083.6	2,089.9	1,946.4	0	7
of which common shares issued	2,089.9	2,089.9	1,957.4	0	7
of which treasury shares	(6.3)	0.0	(11.0)	–	(43)
Book value per share (CHF)	20.01	20.05	23.12	0	(13)
Tangible book value per share (CHF)	17.60	17.59	20.61	0	(15)
Market capitalization (CHF million)	31,139	30,533	26,640	2	17
Number of employees (full-time equivalents)
Number of employees	46,640	47,170	47,760	(1)	(2)
See relevant tables for additional information on these metrics.

Credit Suisse
In 1Q17, we recorded net income attributable to shareholders of CHF 596 million. Diluted earnings per share were CHF 0.27 and return on equity attributable to shareholders was 5.7%. As of the end of 1Q17, our BIS CET1 ratio was 11.7% on a look-through basis.
Results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,633	1,622	2,011	1	(19)
Commissions and fees	3,046	2,941	2,675	4	14
Trading revenues	574	258	(271)	122	–
Other revenues	281	360	223	(22)	26
Net revenues	5,534	5,181	4,638	7	19
Provision for credit losses	53	75	150	(29)	(65)
Compensation and benefits	2,658	2,682	2,482	(1)	7
General and administrative expenses	1,648	4,184	1,848	(61)	(11)
Commission expenses	368	394	387	(7)	(5)
Restructuring expenses	137	49	255	180	(46)
Total other operating expenses	2,153	4,627	2,490	(53)	(14)
Total operating expenses	4,811	7,309	4,972	(34)	(3)
Income/(loss) before taxes	670	(2,203)	(484)	–	–
Income tax expense/(benefit)	78	414	(179)	(81)	–
Net income/(loss)	592	(2,617)	(305)	–	–
Net income/(loss) attributable to noncontrolling interests	(4)	2	(3)	–	33
Net income/(loss) attributable to shareholders	596	(2,619)	(302)	–	–
Statement of operations metrics (%)
Return on regulatory capital	5.7	(18.6)	(4.0)	–	–
Cost/income ratio	86.9	141.1	107.2	–	–
Effective tax rate	11.6	(18.8)	37.0	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.28	(1.25)	(0.15)	–	–
Diluted earnings/(loss) per share	0.27	(1.25)	(0.15)	–	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	5.7	(23.8)	(2.6)	–	–
Return on tangible equity attributable to shareholders [1]	6.5	(26.9)	(3.0)	–	–
Balance sheet statistics (CHF million)
Total assets	811,979	819,861	813,898	(1)	0
Risk-weighted assets [2]	263,737	268,045	280,382	(2)	(6)
Leverage exposure [2]	935,911	950,763	969,541	(2)	(3)
Number of employees (full-time equivalents)
Number of employees	46,640	47,170	47,760	(1)	(2)

Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
In 1Q17, Credit Suisse reported net income attributable to shareholders of CHF 596 million compared to net losses attributable to shareholders of CHF (2,619) million in 4Q16 and CHF (302) million in 1Q16.
Net revenues of CHF 5,534 million increased 7% compared to 4Q16, primarily reflecting higher net revenues in Global Markets. The increase in Global Markets reflected a seasonal increase in client activity.
Net revenues increased 19% compared to 1Q16, primarily reflecting higher net revenues in Global Markets and Investment Banking & Capital Markets and lower negative net revenues in the Strategic Resolution Unit. Compared to a weak 1Q16, net revenues in Global Markets increased reflecting more favorable market conditions, particularly in its credit business. The movement in the Strategic Resolution Unit’s net revenues was primarily driven by lower negative valuation adjustments and exit costs relating to our legacy investment banking portfolio, partially offset by lower fee-based revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business. Net revenues in Investment Banking & Capital Markets increased, primarily driven by higher debt and equity underwriting revenues.
Provision for credit losses of CHF 53 million primarily related to a net provision for credit losses of CHF 24 million in the Strategic Resolution Unit, CHF 10 million in Swiss Universal Bank and CHF 6 million in Investment Banking & Capital Markets.
Total operating expenses of CHF 4,811 million decreased 34% compared to 4Q16, reflecting a 61% decrease in general and administrative expenses, primarily due to significant litigation provisions in the Strategic Resolution Unit in 4Q16 mainly related to the settlements with the US Department of Justice and the National Credit Union Administration Board regarding our legacy residential mortgage-backed securities business. These decreases were partially offset by a CHF 88 million increase in restructuring expenses. In 1Q17, we incurred CHF 137 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 129 million were related to compensation and benefits.
Total operating expenses decreased 3% compared to 1Q16, reflecting an 11% decrease in general and administrative expenses, mainly due to lower professional fees, and a 46% decrease in restructuring expenses. These decreases were partially offset by a 7% increase in compensation and benefits, mainly in the Corporate Center reflecting fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets intended to support the restructuring of the Group predominately through the end of 2017.
Income tax expense of CHF 78 million recorded in 1Q17 mainly reflected a tax charge relating to the geographical mix of results, partially offset by a tax benefit associated with the establishment of Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG and the re-assessment relating to the tax deductibility on previously taken litigation accruals. Overall, net deferred tax assets increased CHF 1,950 million to CHF 7,649 million, mainly driven by the adoption of new accounting standards relating to intra-entity asset transfer rules and share-based payments and the tax benefits noted above, partially offset by earnings and the foreign exchange impact. Deferred tax assets on net operating losses increased CHF 365 million to CHF 2,543 million during 1Q17. The Credit Suisse effective tax rate was 11.6% in 1Q17, compared to (18.8)% in 4Q16.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
Provision for credit losses	10	2	4	5	6	2	29	24	53
Compensation and benefits	452	556	424	690	348	100	2,570	88	2,658
Total other operating expenses	488	372	306	597	103	66	1,932	221	2,153
of which general and administrative expenses	356	282	220	438	101	44	1,441	207	1,648
of which restructuring expenses	52	36	19	20	2	1	130	7	137
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Return on regulatory capital (%)	12.7	23.0	10.9	9.0	23.1	–	11.4	–	5.7
Cost/income ratio (%)	69.4	76.0	82.9	80.0	74.4	–	78.4	–	86.9
Total assets	232,334	89,927	96,291	242,745	19,997	69,045	750,339	61,640	811,979
Goodwill	616	1,580	1,522	468	645	0	4,831	0	4,831
Risk-weighted assets [1]	65,639	35,794	33,077	52,061	18,602	17,180	222,353	41,384	263,737
Leverage exposure [1]	257,397	93,629	106,474	287,456	44,018	64,219	853,193	82,718	935,911
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Compensation and benefits	497	565	429	634	329	122	2,576	106	2,682
Total other operating expenses	486	397	319	630	96	140	2,068	2,559	4,627
of which general and administrative expenses	416	318	219	475	101	101	1,630	2,554	4,184
of which restructuring expenses	(3)	16	19	15	(6)	7	48	1	49
Total operating expenses	983	962	748	1,264	425	262	4,644	2,665	7,309
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,895)	(2,203)
Return on regulatory capital (%)	12.2	27.0	7.6	0.3	22.9	–	6.6	–	(18.6)
Cost/income ratio (%)	70.3	74.1	86.8	99.9	74.0	–	86.3	–	141.1
Total assets	228,363	91,083	97,221	239,700	20,784	62,413	739,564	80,297	819,861
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
1Q16 (CHF million)
Net revenues	1,356	1,173	907	1,245	388	110	5,179	(541)	4,638
Provision for credit losses	6	(2)	(22)	23	29	1	35	115	150
Compensation and benefits	476	501	404	671	287	(67)	2,272	210	2,482
Total other operating expenses	442	374	261	749	134	143	2,103	387	2,490
of which general and administrative expenses	330	305	190	517	106	108	1,556	292	1,848
of which restructuring expenses	40	8	1	100	27	0	176	79	255
Total operating expenses	918	875	665	1,420	421	76	4,375	597	4,972
Income/(loss) before taxes	432	300	264	(198)	(62)	33	769	(1,253)	(484)
Return on regulatory capital (%)	14.4	24.9	20.8	(5.6)	(9.9)	–	7.6	–	(4.0)
Cost/income ratio (%)	67.7	74.6	73.3	114.1	108.5	–	84.5	–	107.2
Total assets	222,653	85,766	90,218	237,716	20,772	51,487	708,612	105,286	813,898
Goodwill	603	1,523	1,486	453	623	0	4,688	0	4,688
Risk-weighted assets [1]	64,437	33,028	27,649	56,698	16,990	17,455	216,257	64,125	280,382
Leverage exposure [1]	242,144	90,865	103,872	280,029	44,369	48,374	809,653	159,888	969,541
1 Disclosed on a look-through basis.

update to the compensation report
Since the publication of our Annual Report 2016 on March 24, 2017 and the Compensation Report contained therein, the Chairman of the Board of Directors, Urs Rohner, and the chairman of the Compensation Committee, Jean Lanier, conducted a thorough engagement with many of our shareholders. Feedback on the Group’s strategy and its execution was supportive. There were, however, some shareholders who expressed reservations regarding certain aspects of compensation.
In order to address these certain shareholder concerns and to ensure that the Executive Board is able to continue to focus on the successful turnaround of Credit Suisse and the implementation of our strategy, the CEO and the Executive Board proposed to the Board of Directors that both the 2016 Short-Term Incentive awards as well as the 2017 Long-Term Incentive opportunities, previously proposed to be awarded to them by the Board of Directors, be reduced by 40%. This proposal was approved by the Board of Directors.
In addition, the Board of Directors has also decided to maintain total Board of Directors compensation at the level of 2015 and 2016, with no incremental increase in 2017 as proposed in the Compensation Report.
For further information on these compensation proposals and updates relevant to the agenda and voting materials at our Annual General Meeting on April 28, 2017, please refer to our website at www.credit-suisse.com/ch/en/about-us/investor-relations/annual-general-meeting.html.
proposed capital raise and other strategy matters
The Board of Directors will propose to an Extraordinary General Meeting of shareholders to be held on May 18, 2017 a rights offering and share capital increase through the issuance of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws. Under the terms of this rights offering, Credit Suisse Group AG plans to issue up to 404,526,794 new registered shares with a par value of CHF 0.04 each. We expect the net proceeds of the rights offering to amount to approximately CHF 4 billion, excluding the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend.
Through the proposed share capital increase, we intend to strengthen our capital and leverage position, to continue to implement our strategy and advance our restructuring plans, pursue attractive growth opportunities and address expected increases in regulatory capital requirements. On a pro-forma basis, based on our end-1Q17 risk-weighted assets and leverage exposure amounts including the net proceeds of the capital increase, our look-through BIS CET1 capital ratio would have been approximately 13.4% and our look-through BIS tier 1 leverage ratio would have been approximately 5.1%.
We have decided not to pursue a partial initial public offering of our Swiss banking subsidiary Credit Suisse (Schweiz) AG, thus retaining full ownership of a historically stable income stream in our home market of Switzerland and avoiding complexity in the business structure and activities of a key division of the Group.
We intend to accelerate the release of capital from our Strategic Resolution Unit and bring forward capital targets for this division by one year without incremental impact on pre-tax income. We now plan to complete the wind-down of the Strategic Resolution Unit by the end of 2018.
We will also propose to revise our dividend policy beginning in 2017 by discontinuing the use of a scrip alternative at the option of shareholders and by proposing to pay a cash dividend at a similar level, on a per share basis, to recent years, subject to performance and to the decision of our Board of Directors and approval of our shareholders in due course. In future years, we plan to return excess capital to our shareholders, subject to meeting our capital targets. After the anticipated changes to the Basel III capital framework have been finalized, we expect to have greater clarity on our capital requirements, but in the interim we seek to maintain a look-through BIS CET1 capital ratio of approximately 13% and look-through BIS tier 1 leverage ratio of approximately 5%.
Core Results
In 1Q17, Core Results net revenues of CHF 5,740 million increased 7% compared to 4Q16, primarily reflecting higher net revenues in Global Markets. Provision for credit losses was CHF 29 million, primarily reflecting net provisions of CHF 10 million in Swiss Universal Bank and CHF 6 million in Investment Banking & Capital Markets. Total operating expenses of CHF 4,502 million decreased 3% compared to 4Q16. General and administrative expenses of CHF 1,441 million decreased 12%, primarily related to decreased expenses in Swiss Universal Bank, Corporate Center, Global Markets and International Wealth Management. Compensation and benefits of CHF 2,570 million were stable compared to 4Q16, primarily due to an increase in Global Markets, partially offset by a decrease in Swiss Universal Bank. Compared to 4Q16, restructuring expenses of CHF 130 million increased 171%, primarily in Swiss Universal Bank and International Wealth Management.
Core Results net revenues increased 11% compared to 1Q16, primarily reflecting higher net revenues in Global Markets and Investment Banking & Capital Markets. Total operating expenses increased 3% compared to 1Q16. Compensation and benefits increased 13%, primarily related to increases in Corporate Center and in Investment Banking & Capital Markets and International Wealth Management, primarily due to increased discretionary compensation expenses. Total operating expenses in 1Q17 were also impacted by restructuring expenses of CHF 130 million. These increases were partially offset by a 7% decrease in general and administrative expenses, primarily related to Global Markets, reflecting reduced allocated corporate function costs, and in the Corporate Center, primarily related to costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements.

Reconciliation of adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	1,354	1,221	881	1,609	606	92	5,763	(244)	5,519
Provision for credit losses	10	2	4	5	6	2	29	24	53
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Restructuring expenses	(52)	(36)	(19)	(20)	(2)	(1)	(130)	(7)	(137)
Major litigation provisions	(27)	0	0	0	0	0	(27)	(70)	(97)
Total operating expenses adjusted	861	892	711	1,267	449	165	4,345	232	4,577
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Total adjustments	79	36	19	20	2	24	180	39	219
Adjusted income/(loss) before taxes	483	327	166	337	151	(75)	1,389	(500)	889
Adjusted return on regulatory capital (%)	15.1	25.8	12.3	9.6	23.4	–	13.1	–	7.5
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Real estate gains	(20)	(54)	0	0	0	0	(74)	(4)	(78)
Gains on business sales	0	0	0	0	0	0	0	2	2
Net revenues adjusted	1,379	1,245	862	1,265	574	(16)	5,309	(204)	5,105
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Total operating expenses	983	962	748	1,264	425	262	4,644	2,665	7,309
Restructuring expenses	3	(16)	(19)	(15)	6	(7)	(48)	(1)	(49)
Major litigation provisions	(19)	(7)	0	0	0	0	(26)	(2,375)	(2,401)
Total operating expenses adjusted	967	939	729	1,249	431	255	4,570	289	4,859
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,895)	(2,203)
Total adjustments	(4)	(31)	19	15	(6)	7	0	2,374	2,374
Adjusted income/(loss) before taxes	378	300	122	20	143	(271)	692	(521)	171
Adjusted return on regulatory capital (%)	12.1	24.4	9.0	0.7	22.0	–	6.6	–	1.4
1Q16 (CHF million)
Net revenues	1,356	1,173	907	1,245	388	110	5,179	(541)	4,638
Gains on business sales	0	0	0	0	0	52	52	4	56
Net revenues adjusted	1,356	1,173	907	1,245	388	162	5,231	(537)	4,694
Provision for credit losses	6	(2)	(22)	23	29	1	35	115	150
Total operating expenses	918	875	665	1,420	421	76	4,375	597	4,972
Restructuring expenses	(40)	(8)	(1)	(100)	(27)	0	(176)	(79)	(255)
Total operating expenses adjusted	878	867	664	1,320	394	76	4,199	518	4,717
Income/(loss) before taxes	432	300	264	(198)	(62)	33	769	(1,253)	(484)
Total adjustments	40	8	1	100	27	52	228	83	311
Adjusted income/(loss) before taxes	472	308	265	(98)	(35)	85	997	(1,170)	(173)
Adjusted return on regulatory capital (%)	15.7	25.6	20.9	(2.8)	(5.2)	–	9.8	–	(1.4)
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Swiss Universal Bank
In 1Q17, we reported income before taxes of CHF 404 million and net revenues of CHF 1,354 million. Income before taxes was 6% higher compared to 4Q16 and 6% lower compared to 1Q16.
results summary
Effective January 1, 2017, we commenced serving our clients through the following four dedicated business areas in order to better serve our Swiss client base: Private & Wealth Management Clients and Premium Clients within the Private Clients business (formerly Private Banking), and Corporate Clients and Institutional Clients within the Corporate & Institutional Clients business (formerly Corporate & Institutional Banking). The most significant change which arose pursuant to this modification in organizational structure related to the transfer of the external asset managers business from the former Private Banking business to the former Corporate & Institutional Banking business. Prior periods have been reclassified to conform to the current presentation.
1Q17 results
In 1Q17, we reported income before taxes of CHF 404 million and net revenues of CHF 1,354 million. Compared to 4Q16, net revenues were slightly lower, mainly due to gains on the sale of real estate in 4Q16, slightly lower net interest income and lower recurring commissions and fees, partially offset by higher transaction-based revenues. Total operating expenses were 4% lower compared to 4Q16, primarily reflecting lower general and administrative expenses and lower compensation and benefits partially offset by higher restructuring expenses.
Compared to 1Q16, net revenues were stable, with slightly lower transaction-based revenues offset by higher recurring commissions and fees. Total operating expenses increased slightly compared to 1Q16, reflecting higher general and administrative expenses and restructuring expenses, partially offset by lower compensation and benefits.
Adjusted income before taxes of CHF 483 million was 28% higher compared to 4Q16 and slightly higher compared to 1Q16.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of CHF 65.6 billion, stable compared to the end of 4Q16. An increase from methodology and policy changes reflecting the phase-in of the Swiss mortgage multipliers was offset by lower risk levels and a foreign exchange impact. Leverage exposure was CHF 257.4 billion, reflecting an increase of CHF 4.5 billion compared to the end of 4Q16, driven by increased high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,354	1,399	1,356	(3)	0
Provision for credit losses	10	34	6	(71)	67
Compensation and benefits	452	497	476	(9)	(5)
General and administrative expenses	356	416	330	(14)	8
Commission expenses	80	73	72	10	11
Restructuring expenses	52	(3)	40	–	30
Total other operating expenses	488	486	442	0	10
Total operating expenses	940	983	918	(4)	2
Income before taxes	404	382	432	6	(6)
Statement of operations metrics (%)
Return on regulatory capital	12.7	12.2	14.4	–	–
Cost/income ratio	69.4	70.3	67.7	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,741	5,763	5,366	0	7
Pre-tax return on average economic risk capital (%) [1]	28.3	26.6	32.3	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,740	13,140	13,500	(3)	(6)
Number of relationship managers	1,870	1,970	2,040	(5)	(8)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	711	749	728	(5)	(2)
Corporate & Institutional Clients	643	650	628	(1)	2
Net revenues	1,354	1,399	1,356	(3)	0
Net revenue detail (CHF million)
Net interest income	726	745	732	(3)	(1)
Recurring commissions and fees	362	378	344	(4)	5
Transaction-based revenues	280	270	288	4	(3)
Other revenues	(14)	6	(8)	–	75
Net revenues	1,354	1,399	1,356	(3)	0
Provision for credit losses (CHF million)
New provisions	38	46	26	(17)	46
Releases of provisions	(28)	(12)	(20)	133	40
Provision for credit losses	10	34	6	(71)	67
Balance sheet statistics (CHF million)
Total assets	232,334	228,363	222,653	2	4
Net loans	166,078	165,685	162,941	0	2
of which Private Clients	110,190	109,554	–	1	–
Risk-weighted assets	65,639	65,669	64,437	0	2
Leverage exposure	257,397	252,889	242,144	2	6
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	711	749	728	643	650	628	1,354	1,399	1,356
Real estate gains	0	(20)	0	0	0	0	0	(20)	0
Adjusted net revenues	711	729	728	643	650	628	1,354	1,379	1,356
Provision for credit losses	12	10	9	(2)	24	(3)	10	34	6
Total operating expenses	538	566	549	402	417	369	940	983	918
Restructuring expenses	(47)	3	(35)	(5)	0	(5)	(52)	3	(40)
Major litigation provisions	0	0	0	(27)	(19)	0	(27)	(19)	0
Adjusted total operating expenses	491	569	514	370	398	364	861	967	878
Income before taxes	161	173	170	243	209	262	404	382	432
Total adjustments	47	(23)	35	32	19	5	79	(4)	40
Adjusted income before taxes	208	150	205	275	228	267	483	378	472
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.1	12.1	15.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private clients
Results
Income before taxes of CHF 161 million was 7% lower compared to 4Q16, primarily reflecting decreased net revenues, partially offset by lower total operating expenses. Compared to 1Q16, income before taxes was 5% lower, primarily reflecting slightly lower net revenues, partially offset by slightly lower total operating expenses. Adjusted income before taxes of CHF 208 million increased 39% compared to 4Q16 and was stable compared to 1Q16.
Net revenues
Compared to 4Q16, net revenues of CHF 711 million were 5% lower, primarily due to gains on the sale of real estate of CHF 20 million in 4Q16 reflected in other revenues and lower recurring commissions and fees. Recurring commissions and fees of CHF 197 million were 9% lower, reflecting lower discretionary mandate management fees, partially offset by higher investment product management fees and banking services fees. Transaction-based revenues of CHF 100 million were 8% higher, driven by higher revenues from trading services and increased brokerage and product issuing fees. Net interest income of CHF 413 million was slightly lower with stable loan margins and higher deposit margins on stable average loan and deposit volumes.
Compared to 1Q16, net revenues decreased slightly, primarily reflecting slightly lower net interest income and lower transaction-based revenues. Net interest income was slightly lower with slightly higher loan margins and higher deposit margins on slightly higher average loan and deposit volumes. Transaction-based revenues were 7% lower primarily due to lower fees from foreign exchange client business and decreased revenues from trading services, which were mainly foreign exchange-related. Recurring commissions and fees were stable.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q17, Private Clients recorded provision for credit losses of CHF 12 million compared to CHF 10 million in 4Q16 and CHF 9 million in 1Q16. The provision was primarily related to our consumer finance business.
Results - Private Clients
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	711	749	728	(5)	(2)
Provision for credit losses	12	10	9	20	33
Compensation and benefits	242	286	280	(15)	(14)
General and administrative expenses	203	250	207	(19)	(2)
Commission expenses	46	33	27	39	70
Restructuring expenses	47	(3)	35	–	34
Total other operating expenses	296	280	269	6	10
Total operating expenses	538	566	549	(5)	(2)
Income before taxes	161	173	170	(7)	(5)
Statement of operations metrics (%)
Cost/income ratio	75.7	75.6	75.4	–	–
Net revenue detail (CHF million)
Net interest income	413	421	422	(2)	(2)
Recurring commissions and fees	197	216	196	(9)	1
Transaction-based revenues	100	93	108	8	(7)
Other revenues	1	19	2	(95)	(50)
Net revenues	711	749	728	(5)	(2)
Margins on assets under management (annualized) (bp)
Gross margin [1]	146	156	155	–	–
Net margin [2]	33	36	36	–	–
Number of relationship managers
Number of relationship managers	1,330	1,430	1,490	(7)	(11)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Total operating expenses
Compared to 4Q16, total operating expenses of CHF 538 million decreased 5%, primarily reflecting lower general and administrative expenses and decreased compensation and benefits, partially offset by higher restructuring expenses. General and administrative expenses of CHF 203 million decreased 19%, primarily due to lower advertising and marketing expenses, lower professional services fees and decreased allocated corporate function costs. Compensation and benefits of CHF 242 million were 15% lower, primarily reflecting lower pension expenses, lower salary expenses due to a release of Swiss holiday accruals in 1Q17 as well as lower social security costs and discretionary compensation expenses, partially offset by higher allocated corporate function costs. Restructuring expenses increased CHF 50 million to CHF 47 million. Adjusted total operating expenses of CHF 491 million were 14% lower compared to 4Q16.
Compared to 1Q16, total operating expenses were slightly lower, despite investments in regulatory and compliance functions, primarily reflecting lower compensation and benefits, partially offset by higher commission expenses and restructuring expenses in 1Q17. Compensation and benefits were 14% lower, primarily reflecting lower salary expenses and decreased allocated corporate function costs. General and administrative expenses were slightly lower, primarily reflecting decreased professional services fees. Adjusted total operating expenses were 4% lower compared to 1Q16.
margins
Gross margin
Our gross margin was 146 basis points in 1Q17, ten basis points lower compared to 4Q16, mainly driven by lower recurring commissions and fees and gains on the sale of real estate in 4Q16 on slightly higher average assets under management. Compared to 1Q16, our gross margin was nine basis points lower, primarily due to slightly lower net interest income and lower transaction-based revenues on 4.0% higher average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 33 basis points in 1Q17, three basis points lower compared to 4Q16, mainly due to lower net revenues on slightly higher average assets under management, partially offset by lower total operating expenses. Compared to 1Q16, our net margin was three basis points lower, primarily reflecting slightly lower net revenues on the 4.0% higher average assets under management, partially offset by slightly lower total operating expenses. On the basis of adjusted income before taxes, our net margin was 43 basis points in 1Q17, twelve basis points higher compared to 4Q16 and one basis point lower compared to 1Q16.
Assets under management
As of the end of 1Q17, assets under management of CHF 198.2 billion were CHF 6.0 billion higher compared to the end of 4Q16, mainly driven by favorable market movements and net new assets of CHF 2.0 billion. Net new assets reflected positive contributions from all businesses.

Assets under management – Private Clients
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Assets under management	198.2	192.2	185.7	3.1	6.7
Average assets under management	195.2	191.7	187.7	1.8	4.0
Assets under management by currency (CHF billion)
USD	29.8	28.7	27.0	3.8	10.4
EUR	19.5	19.0	18.2	2.6	7.1
CHF	140.4	136.7	133.5	2.7	5.2
Other	8.5	7.8	7.0	9.0	21.4
Assets under management	198.2	192.2	185.7	3.1	6.7
Growth in assets under management (CHF billion)
Net new assets	2.0	(1.8)	0.3	–	–
Other effects	4.0	1.4	(4.4)	–	–
of which market movements	4.8	0.4	(3.2)	–	–
of which foreign exchange	(0.6)	1.2	(0.9)	–	–
of which other	(0.2)	(0.2)	(0.3)	–	–
Growth in assets under management	6.0	(0.4)	(4.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.2	(3.7)	0.6	–	–
Other effects	8.3	2.9	(9.2)	–	–
Growth in assets under management (annualized)	12.5	(0.8)	(8.6)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.0	0.1	1.3	–	–
Other effects	5.7	1.2	(9.5)	–	–
Growth in assets under management (rolling four-quarter average)	6.7	1.3	(8.2)	–	–
Corporate & institutional clients
Results
Income before taxes of CHF 243 million increased 16% compared to 4Q16, primarily due to higher provision for credit losses in 4Q16 and lower total operating expenses in 1Q17. Compared to 1Q16, income before taxes was 7% lower, reflecting higher total operating expenses, partially offset by slightly higher net revenues. Adjusted income before taxes of CHF 275 million increased 21% compared to 4Q16 and was slightly higher compared to 1Q16.
Net revenues
Compared to 4Q16, net revenues of CHF 643 million were stable with slightly lower net interest income, offset by slightly higher transaction-based revenues and recurring commissions and fees. Net interest income of CHF 313 million decreased slightly, with stable loan margins on stable average loan volumes and lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees of CHF 165 million were slightly higher, mainly due to increased fees from lending activities, partially offset by lower discretionary mandate management fees. Transaction-based revenues of CHF 180 million were slightly higher, mainly due to higher revenues from trading services, including a revaluation gain on an equity investment of CHF 6 million, partially offset by lower revenues from our Swiss investment banking business and lower corporate advisory fees.
Compared to 1Q16, net revenues were slightly higher, driven by increased recurring commissions and fees and higher revenues from our Swiss investment banking business, partially offset by lower revenues from trading services. Recurring commissions and fees were 11% higher, driven by higher fees from lending activities and higher security account and custody services fees, partially offset by lower discretionary mandate management fees. Net interest income and transaction-based revenues were stable compared to 1Q16.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	643	650	628	(1)	2
Provision for credit losses	(2)	24	(3)	–	(33)
Compensation and benefits	210	211	196	0	7
General and administrative expenses	153	166	123	(8)	24
Commission expenses	34	40	45	(15)	(24)
Restructuring expenses	5	0	5	–	0
Total other operating expenses	192	206	173	(7)	11
Total operating expenses	402	417	369	(4)	9
Income before taxes	243	209	262	16	(7)
Statement of operations metrics (%)
Cost/income ratio	62.5	64.2	58.8	–	–
Net revenue detail (CHF million)
Net interest income	313	324	310	(3)	1
Recurring commissions and fees	165	162	148	2	11
Transaction-based revenues	180	177	180	2	0
Other revenues	(15)	(13)	(10)	15	50
Net revenues	643	650	628	(1)	2
Number of relationship managers
Number of relationship managers	540	540	550	0	(2)
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 1Q17, Corporate & Institutional Clients recorded a release of provision for credit losses of CHF 2 million compared to provision for credit losses of CHF 24 million in 4Q16 and a release of provision for credit losses of CHF 3 million in 1Q16.
Total operating expenses
Compared to 4Q16, total operating expenses of CHF 402 million were 4% lower, primarily reflecting lower general and administrative expenses. General and administrative expenses of CHF 153 million decreased 8%, primarily due to lower allocated corporate function costs and lower professional services fees. Compensation and benefits of CHF 210 million were stable. Adjusted total operating expenses of CHF 370 million were 7% lower compared to 4Q16.
Compared to 1Q16, total operating expenses were 9% higher, mainly driven by higher general and administrative expenses and higher compensation and benefits, partially offset by lower commission expenses. General and administrative expenses increased 24%, primarily due to higher litigation provisions. Compensation and benefits increased 7% mainly due to higher allocated corporate function costs, higher salary expenses and higher discretionary compensation expenses. Adjusted total operating expenses were slightly higher compared to 1Q16.
Assets under management
As of the end of 1Q17, assets under management of CHF 348.9 billion were CHF 9.6 billion higher compared to the end of 4Q16, primarily driven by favorable market movements. Net asset inflows were offset by outflows related to terminated relationships with certain external asset managers.

International Wealth Management
In 1Q17, we reported income before taxes of CHF 291 million and net revenues of CHF 1,221 million. Income before taxes was 12% and 3% lower compared to 4Q16 and 1Q16, respectively.
Results summary
1Q17 results
In 1Q17, we reported income before taxes of CHF 291 million and net revenues of CHF 1,221 million. Compared to 4Q16, net revenues decreased 6% due to lower other revenues, lower transaction- and performance-based revenues and slightly lower net interest income, partially offset by higher recurring commissions and fees. Other revenues in 4Q16 included a gain on the sale of real estate of CHF 54 million, reflected in Private Banking, while transaction- and performance-based revenues in 4Q16 included year-end performance fees in Asset Management. Provision for credit losses was CHF 2 million compared to CHF 6 million in 4Q16. Total operating expenses were 4% lower compared to 4Q16, mainly driven by lower general and administrative expenses and slightly lower compensation and benefits, partially offset by higher restructuring expenses.
Compared to 1Q16, net revenues increased 4% reflecting higher recurring commissions and fees, higher other revenues and higher net interest income. This increase was partially offset by lower transaction- and performance-based revenues as 1Q16 included a residual gain from a private equity interest in Asset Management. Provision for credit losses was CHF 2 million compared to a release of CHF 2 million in 1Q16. Total operating expenses were 6% higher with higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses.
Adjusted income before taxes of CHF 327 million increased 9% and 6% compared to 4Q16 and 1Q16, respectively.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of CHF 35.8 billion, an increase of CHF 0.5 billion compared to the end of 4Q16. Leverage exposure of CHF 93.6 billion was stable compared to the end of 4Q16.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,221	1,299	1,173	(6)	4
Provision for credit losses	2	6	(2)	(67)	–
Compensation and benefits	556	565	501	(2)	11
General and administrative expenses	282	318	305	(11)	(8)
Commission expenses	54	63	61	(14)	(11)
Restructuring expenses	36	16	8	125	350
Total other operating expenses	372	397	374	(6)	(1)
Total operating expenses	928	962	875	(4)	6
Income before taxes	291	331	300	(12)	(3)
Statement of operations metrics (%)
Return on regulatory capital	23.0	27.0	24.9	–	–
Cost/income ratio	76.0	74.1	74.6	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,129	3,976	3,596	4	15
Pre-tax return on average economic risk capital (%) [1]	29.0	34.2	34.4	–	–
Number of employees (full-time equivalents)
Number of employees	10,010	10,300	10,170	(3)	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	883	918	853	(4)	4
Asset Management	338	381	320	(11)	6
Net revenues	1,221	1,299	1,173	(6)	4
Net revenue detail (CHF million)
Net interest income	342	353	325	(3)	5
Recurring commissions and fees	513	489	477	5	8
Transaction- and performance-based revenues	366	402	393	(9)	(7)
Other revenues	0	55	(22)	(100)	100
Net revenues	1,221	1,299	1,173	(6)	4
Provision for credit losses (CHF million)
New provisions	6	20	2	(70)	200
Releases of provisions	(4)	(14)	(4)	(71)	0
Provision for credit losses	2	6	(2)	(67)	–
Balance sheet statistics (CHF million)
Total assets	89,927	91,083	85,766	(1)	5
Net loans	46,097	44,965	40,171	3	15
of which Private Banking	45,780	44,952	–	2	–
Risk-weighted assets	35,794	35,252	33,028	2	8
Leverage exposure	93,629	94,092	90,865	0	3
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	883	918	853	338	381	320	1,221	1,299	1,173
Real estate gains	0	(54)	0	0	0	0	0	(54)	0
Adjusted net revenues	883	864	853	338	381	320	1,221	1,245	1,173
Provision for credit losses	2	6	(2)	0	0	0	2	6	(2)
Total operating expenses	642	684	622	286	278	253	928	962	875
Restructuring expenses	(23)	(11)	(10)	(13)	(5)	2	(36)	(16)	(8)
Major litigation provisions	0	(7)	0	0	0	0	0	(7)	0
Adjusted total operating expenses	619	666	612	273	273	255	892	939	867
Income before taxes	239	228	233	52	103	67	291	331	300
Total adjustments	23	(36)	10	13	5	(2)	36	(31)	8
Adjusted income before taxes	262	192	243	65	108	65	327	300	308
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	25.8	24.4	25.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results
Income before taxes of CHF 239 million increased 5% compared to 4Q16, reflecting lower total operating expenses, partially offset by lower net revenues. Compared to 1Q16, income before taxes increased slightly mainly driven by higher net revenues, partially offset by slightly higher total operating expenses. Adjusted income before taxes of CHF 262 million increased 36% and 8% compared to 4Q16 and 1Q16, respectively.
Net revenues
Compared to 4Q16, net revenues of CHF 883 million were 4% lower, with significantly lower other revenues and slightly lower net interest income, partially offset by higher transaction- and performance-based revenues and higher recurring commissions and fees. Other revenues of CHF 1 million decreased CHF 52 million, mainly driven by the gain on the sale of real estate of CHF 54 million in 4Q16. Net interest income of CHF 342 million decreased slightly with stable deposit margins and higher loan margins on stable average deposit and loan volumes. Transaction- and performance-based revenues of CHF 250 million increased 6%, mainly driven by higher revenues from trading services, including a revaluation gain on an equity investment of CHF 13 million, and higher brokerage and product issuing fees, partially offset by lower performance fees. Recurring commissions and fees of CHF 290 million were 5% higher, mainly due to higher banking services fees, higher security account and custody services fees and higher investment product management fees.
Compared to 1Q16, net revenues increased 4%, with higher net interest income and higher recurring commissions and fees, partially offset by slightly lower transaction- and performance-based revenues. Net interest income increased 5%, primarily reflecting higher loan and deposit margins on higher average loan and deposit volumes. Recurring commissions and fees increased 5%, mainly due to higher investment product management fees and higher security account and custody services fees. Transaction- and performance-based revenues decreased slightly, driven by lower revenues from trading services, partially offset by higher brokerage and product issuing fees.
Results – Private Banking
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	883	918	853	(4)	4
Provision for credit losses	2	6	(2)	(67)	–
Compensation and benefits	381	382	349	0	9
General and administrative expenses	197	242	221	(19)	(11)
Commission expenses	41	49	42	(16)	(2)
Restructuring expenses	23	11	10	109	130
Total other operating expenses	261	302	273	(14)	(4)
Total operating expenses	642	684	622	(6)	3
Income before taxes	239	228	233	5	3
Statement of operations metrics (%)
Cost/income ratio	72.7	74.5	72.9	–	–
Net revenue detail (CHF million)
Net interest income	342	353	325	(3)	5
Recurring commissions and fees	290	277	276	5	5
Transaction- and performance-based revenues	250	235	254	6	(2)
Other revenues	1	53	(2)	(98)	–
Net revenues	883	918	853	(4)	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	108	116	119	–	–
Net margin [2]	29	29	32	–	–
Number of relationship managers
Number of relationship managers	1,120	1,140	1,170	(2)	(4)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 1Q17, provision for credit losses was CHF 2 million, compared to provision for credit losses of CHF 6 million in 4Q16 and a release of provision for credit losses of CHF 2 million in 1Q16.
Total operating expenses
Compared to 4Q16, total operating expenses of CHF 642 million decreased 6%, mainly due to lower general and administrative expenses, partially offset by higher restructuring expenses. General and administrative expenses of CHF 197 million decreased 19%, mainly reflecting lower litigation provisions, lower allocated corporate function costs and lower professional services fees. Restructuring expenses of CHF 23 million increased CHF 12 million, reflecting efficiency measures including targeted headcount reductions completed in 1Q17. Compensation and benefits of CHF 381 million were stable. Adjusted total operating expenses of CHF 619 million were 7% lower compared to 4Q16.
Compared to 1Q16, total operating expenses increased slightly, mainly driven by higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses. Compensation and benefits increased 9%, mainly due to higher discretionary compensation expenses. Restructuring expenses increased CHF 13 million reflecting efficiency measures including targeted headcount reductions completed in 1Q17. General and administrative expenses decreased 11%, primarily reflecting lower litigation provisions, lower contractor services fees and lower allocated corporate function costs. Adjusted total operating expenses were stable compared to 1Q16.
margins
Gross margin
Our gross margin was 108 basis points in 1Q17, a decline of eight basis points compared to 4Q16, primarily driven by lower other revenues reflecting the gain on the sale of real estate in 4Q16, a 3.5% increase in average assets under management and slightly lower net interest income, partially offset by higher transaction- and performance-based revenues and higher recurring commissions and fees. Our gross margin was eleven basis points lower compared to 1Q16, mainly reflecting a 13.8% increase in average assets under management, partially offset by higher net interest income and higher recurring commissions and fees. On the basis of adjusted net revenues, our gross margin was 108 basis points in 1Q17, one basis point lower compared to 4Q16 and eleven basis points lower compared to 1Q16.
> Refer to “Assets under management” for further information.
Net margin
Our net margin of 29 basis points in 1Q17 was stable compared to 4Q16, reflecting lower total operating expenses, offset by lower net revenues and the 3.5% increase in average assets under management. Our net margin was three basis points lower compared to 1Q16, reflecting the 13.8% increase in average assets under management and slightly higher total operating expenses, partially offset by higher net revenues. On the basis of adjusted income before taxes, our net margin was 32 basis points in 1Q17, eight basis points higher compared to 4Q16 and two basis points lower compared to 1Q16.

Assets under management
As of the end of 1Q17, assets under management of CHF 336.2 billion were CHF 13.0 billion higher compared to the end of 4Q16, reflecting favorable market movements and net new assets of CHF 4.7 billion, partially offset by unfavorable foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe, both at a 6% annualized growth rate.
Assets under management – Private Banking
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Assets under management	336.2	323.2	287.0	4.0	17.1
Average assets under management	326.9	315.9	287.2	3.5	13.8
Assets under management by currency (CHF billion)
USD	153.7	149.0	130.9	3.2	17.4
EUR	97.4	93.2	86.0	4.5	13.3
CHF	21.4	21.0	21.7	1.9	(1.4)
Other	63.7	60.0	48.4	6.2	31.6
Assets under management	336.2	323.2	287.0	4.0	17.1
Growth in assets under management (CHF billion)
Net new assets	4.7	0.4	5.4	–	–
Other effects	8.3	11.4	(8.0)	–	–
of which market movements	9.2	3.7	(6.3)	–	–
of which currency	(3.1)	7.7	(2.0)	–	–
of which other	2.2	0.0	0.3	–	–
Growth in assets under management	13.0	11.8	(2.6)	–	–
Growth in assets under management (annualized) (%)
Net new assets	5.8	0.5	7.5	–	–
Other effects	10.3	14.7	(11.1)	–	–
Growth in assets under management (annualized)	16.1	15.2	(3.6)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.2	5.4	1.0	–	–
Other effects	11.9	6.2	(8.5)	–	–
Growth in assets under management (rolling four-quarter average)	17.1	11.6	(7.5)	–	–

Asset management
Results – Asset Management
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	338	381	320	(11)	6
Provision for credit losses	0	0	0	–	–
Compensation and benefits	175	183	152	(4)	15
General and administrative expenses	85	76	84	12	1
Commission expenses	13	14	19	(7)	(32)
Restructuring expenses	13	5	(2)	160	–
Total other operating expenses	111	95	101	17	10
Total operating expenses	286	278	253	3	13
Income before taxes	52	103	67	(50)	(22)
Statement of operations metrics (%)
Cost/income ratio	84.6	73.0	79.1	–	–
Net revenue detail (CHF million)
Management fees	254	228	225	11	13
Performance and placement revenues	42	108	17	(61)	147
Investment and partnership income	42	45	78	(7)	(46)
Net revenues	338	381	320	(11)	6
of which recurring commissions and fees	223	212	201	5	11
of which transaction- and performance-based revenues	116	167	139	(31)	(17)
of which other revenues	(1)	2	(20)	–	(95)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 52 million decreased 50% compared to 4Q16, driven by lower net revenues and slightly higher total operating expenses. Income before taxes decreased 22% compared to 1Q16, driven by higher total operating expenses, partially offset by higher net revenues. Adjusted income before taxes of CHF 65 million decreased 40% compared to 4Q16 and was stable compared to 1Q16.
Net revenues
Compared to 4Q16, net revenues of CHF 338 million decreased 11%, mainly driven by significantly lower performance and placement revenues, partially offset by higher management fees. Performance and placement revenues decreased CHF 66 million to CHF 42 million mainly due to year-end performance fees in 4Q16, lower placement fees and lower investment-related gains. Investment and partnership income decreased CHF 3 million to CHF 42 million. Management fees of CHF 254 million increased 11%, reflecting higher average assets under management.
Compared to 1Q16, net revenues increased 6%, mainly due to higher management fees and higher performance and placement revenues, partially offset by lower investment and partnership income. Management fees increased 13% reflecting higher average assets under management. Performance and placement revenues increased CHF 25 million, mainly driven by higher placement fees and higher performance fees. Investment and partnership income decreased 46%, mainly as 1Q16 included a residual gain from a private equity interest of CHF 45 million.
Total operating expenses
Compared to 4Q16, total operating expenses of CHF 286 million increased slightly, mainly due to higher general and administrative expenses and higher restructuring expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 85 million increased 12%, mainly due to higher allocated corporate function costs. Restructuring expenses of CHF 13 million increased CHF 8 million, reflecting efficiency measures including targeted headcount reductions completed in 1Q17. Compensation and benefits of CHF 175 million decreased 4% mainly from lower deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 273 million were stable compared to 4Q16.

Compared to 1Q16, total operating expenses increased 13%, reflecting higher compensation and benefits and higher restructuring expenses. Compensation and benefits were 15% higher, mainly driven by higher discretionary compensation expenses and higher salary expenses, partially offset by lower deferred compensation expenses from prior-year awards. Restructuring expenses were CHF 15 million higher, reflecting efficiency measures including targeted headcount reductions completed in 1Q17. Adjusted total operating expenses were 7% higher compared to 1Q16.
Assets under management
As of the end of 1Q17, assets under management of CHF 367.1 billion were CHF 45.5 billion higher compared to the end of 4Q16, reflecting a structural effect from assets under management reported for multi-asset class solutions, net new assets of CHF 15.0 billion and favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets reflected inflows of CHF 6.2 billion in traditional and alternative investments, also reflecting collaboration with Credit Suisse’s global wealth management business, and CHF 8.8 billion from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	199.2	159.9	155.8	24.6	27.9
Alternative investments	118.9	121.3	109.1	(2.0)	9.0
Investments and partnerships	49.0	40.4	36.4	21.3	34.6
Assets under management	367.1	321.6	301.3	14.1	21.8
Average assets under management	348.4	325.0	315.7	7.2	10.4
Assets under management by currency (CHF billion)
USD	95.2	95.9	80.1	(0.7)	18.9
EUR	41.8	36.6	39.5	14.2	5.8
CHF	173.0	140.7	140.4	23.0	23.2
Other	57.1	48.4	41.3	18.0	38.3
Assets under management	367.1	321.6	301.3	14.1	21.8
Growth in assets under management (CHF billion)
Net new assets [1]	15.0	(4.4)	1.5	–	–
Other effects	30.5	1.7	(21.5)	–	–
of which market movements	7.5	1.4	(5.6)	–	–
of which foreign exchange	(2.5)	5.0	(2.3)	–	–
of which other	25.5	(4.7)	(13.6)	–	–
Growth in assets under management	45.5	(2.7)	(20.0)	–	–
Growth in assets under management (annualized) (%)
Net new assets	18.7	(5.4)	1.9	–	–
Other effects	37.9	2.1	(26.8)	–	–
Growth in assets under management	56.6	(3.3)	(24.9)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.3	1.7	6.1	–	–
Other effects	15.5	(1.6)	(8.9)	–	–
Growth in assets under management (rolling four-quarter average)	21.8	0.1	(2.8)	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q17, we reported income before taxes of CHF 147 million and net revenues of CHF 881 million. Income before taxes increased 43% compared to 4Q16 and decreased 44% compared to 1Q16.
Results Summary
In 1Q17, we implemented a change to the financial reporting for our Asia Pacific division. Our wealth management, financing and underwriting and advisory teams are working more closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our new Wealth Management & Connected business now combines our activities in wealth management (our Private Banking business) with our financing, underwriting and advisory activities (formerly part of the Investment Banking business) for this important client group. Our new Markets business (formerly part of the Investment Banking business) represents our existing equities and fixed income trading business in Asia Pacific, which continues to support our wealth management activities, but also deals extensively with a broader range of institutional clients. Prior periods have been reclassified to conform to the current presentation.
1Q17 results
In 1Q17, we reported income before taxes of CHF 147 million and net revenues of CHF 881 million. Compared to 4Q16, net revenues increased slightly, driven by the Wealth Management & Connected business, as higher revenues from the ultra-high-net-worth and high-net-worth individual client business in Private Banking were partially offset by lower advisory, underwriting and financing revenues. Net revenues from the Markets business decreased due to lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues. Provision for credit losses was CHF 4 million in 1Q17, compared to a provision of CHF 11 million in 4Q16. Total operating expenses of CHF 730 million decreased slightly, primarily due to lower commission expenses.
Compared to 1Q16, net revenues decreased slightly, driven by significantly lower revenues in the Markets business, mainly due to lower fixed income and equity sales and trading revenues, partially offset by the Wealth Management & Connected business, reflecting higher Private Banking revenues and higher advisory, underwriting and financing revenues. Total operating expenses increased 10%, primarily from higher general and administrative expenses, increased compensation and benefits driven by growth-related higher headcount, including in risk and compliance functions, and higher restructuring expenses reflecting ongoing cost management initiatives.
Adjusted income before taxes of CHF 166 million increased 36% compared to 4Q16 and decreased 37% compared to 1Q16.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	881	862	907	2	(3)
Provision for credit losses	4	11	(22)	(64)	–
Compensation and benefits	424	429	404	(1)	5
General and administrative expenses	220	219	190	0	16
Commission expenses	67	81	70	(17)	(4)
Restructuring expenses	19	19	1	0	–
Total other operating expenses	306	319	261	(4)	17
Total operating expenses	730	748	665	(2)	10
Income before taxes	147	103	264	43	(44)
Statement of operations metrics (%)
Return on regulatory capital	10.9	7.6	20.8	–	–
Cost/income ratio	82.9	86.8	73.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,342	4,453	3,796	(2)	14
Pre-tax return on average economic risk capital (%) [1]	14.2	9.7	27.9	–	–
Number of employees (full-time equivalents)
Number of employees	7,080	6,980	6,730	1	5
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	589	560	408	5	44
Markets	292	302	499	(3)	(41)
Net revenues	881	862	907	2	(3)
Provision for credit losses (CHF million)
New provisions	6	14	0	(57)	–
Releases of provisions	(2)	(3)	(22)	(33)	(91)
Provision for credit losses	4	11	(22)	(64)	–
Balance sheet statistics (CHF million)
Total assets	96,291	97,221	90,218	(1)	7
Net loans	40,805	40,134	35,384	2	15
of which Private Banking	33,429	33,405	–	0	–
Risk-weighted assets	33,077	34,605	27,649	(4)	20
Leverage exposure	106,474	108,926	103,872	(2)	3
Capital and leverage metrics
At the end of 1Q17, we reported risk-weighted assets of CHF 33.1 billion, a decrease of CHF 1.5 billion compared to the end of 4Q16, mainly reflecting lower risk levels, primarily from market risk, and a foreign exchange impact, partially offset by increases from methodology changes. Leverage exposure was CHF 106.5 billion, reflecting a decrease of CHF 2.5 billion compared to the end of 4Q16, mainly reflecting the foreign exchange impact.
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	589	560	408	292	302	499	881	862	907
Provision for credit losses	4	11	(19)	0	0	(3)	4	11	(22)
Total operating expenses	384	387	305	346	361	360	730	748	665
Restructuring expenses	(4)	(5)	(1)	(15)	(14)	0	(19)	(19)	(1)
Adjusted total operating expenses	380	382	304	331	347	360	711	729	664
Income/(loss) before taxes	201	162	122	(54)	(59)	142	147	103	264
Total adjustments	4	5	1	15	14	0	19	19	1
Adjusted income/(loss) before taxes	205	167	123	(39)	(45)	142	166	122	265
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.3	9.0	20.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 201 million increased 24% compared to 4Q16, primarily reflecting higher net revenues, lower provision for credit losses and lower total operating expenses. Higher net revenues reflected increased Private Banking revenues, partially offset by lower advisory, underwriting and financing revenues. Compared to 1Q16, income before taxes increased 65%, primarily from higher net revenues across both Private Banking and advisory, underwriting and financing, partially offset by higher total operating expenses and higher provision for credit losses. Adjusted income before taxes of CHF 205 million increased 23% compared to 4Q16 and 67% compared to 1Q16.
Net revenues
Net revenues of CHF 589 million increased 5% compared to 4Q16, mainly driven by increased transaction-based revenues, partially offset by lower recurring commissions and fees and lower advisory, underwriting and financing revenues. Transaction-based revenues increased 43% to CHF 163 million, mainly due to higher brokerage and product issuing fees. Recurring commissions and fees decreased 12% to CHF 81 million, primarily due to lower other commissions and fees reflecting the absence of the positive impact of an adjustment relating to treasury allocations of CHF 19 million in 4Q16, partially offset by higher wealth structuring solutions fees. Advisory, underwriting and financing revenues decreased 5% to CHF 178 million, due to lower financing revenues and lower fees from equity underwriting reflecting a decline in client activity with regard to IPOs, partially offset by an increase in fees from debt underwriting and M&A transactions. The lower financing revenues included a positive net fair value impact of CHF 29 million in 1Q17, compared to CHF 75 million in 4Q16, from an impaired loan portfolio in recovery management. Net interest income was stable at CHF 168 million.
Results - Wealth Management & Connected
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	589	560	408	5	44
Provision for credit losses	4	11	(19)	(64)	–
Compensation and benefits	267	262	210	2	27
General and administrative expenses	99	107	83	(7)	19
Commission expenses	14	13	11	8	27
Restructuring expenses	4	5	1	(20)	300
Total other operating expenses	117	125	95	(6)	23
Total operating expenses	384	387	305	(1)	26
Income before taxes	201	162	122	24	65
of which Private Banking	139	94	119	48	17
Statement of operations metrics (%)
Cost/income ratio	65.2	69.1	74.8	–	–
Net revenue detail (CHF million)
Private Banking	411	372	319	10	29
of which net interest income	168	166	134	1	25
of which recurring commissions and fees	81	92	73	(12)	11
of which transaction-based revenues	163	114	128	43	27
of which other revenues	(1)	0	(16)	–	(94)
Advisory, underwriting and financing	178	188	89	(5)	100
Net revenues	589	560	408	5	44
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	96	87	86	–	–
Net margin [2]	33	22	32	–	–
Number of relationship managers
Number of relationship managers	620	640	620	(3)	0
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 1Q16, net revenues increased 44%, mainly driven by higher advisory, underwriting and financing revenues, increased transaction-based revenues and higher net interest income. Advisory, underwriting and financing revenues increased 100% due to higher financing revenues including the positive net fair value impact from the impaired loan portfolio in recovery management, higher advisory fees from M&A transactions and higher debt underwriting revenues. Transaction-based revenues increased 27%, primarily reflecting higher brokerage and product issuing fees and higher corporate advisory fees arising from integrated solutions. Net interest income increased 25% reflecting higher deposit margins on higher average deposit volumes and lower loan margins on higher average loans volumes. Other revenues increased CHF 15 million as 1Q16 included a reversal of gains on credit hedges that was offset by a corresponding release of provision for credit losses. Recurring commissions and fees increased 11%, mainly due to higher investment product management and wealth structuring solutions fees.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 1Q17, Wealth Management & Connected recorded a provision for credit losses of CHF 4 million, compared to a provision for credit losses of CHF 11 million in 4Q16 and a release of provision for credit losses of CHF 19 million in 1Q16.
Total operating expenses
Total operating expenses were stable at CHF 384 million compared to 4Q16, mainly reflecting lower general and administrative expenses, partially offset by slightly higher compensation and benefits. General and administrative expenses decreased 7% to CHF 99 million, mainly due to lower expenses for product development and support and IT infrastructure, and lower professional services fees. Compensation and benefits increased slightly to CHF 267 million, primarily driven by higher deferred compensation expenses from prior-year awards and higher discretionary compensation expenses, partially offset by lower salary expenses.
Compared to 1Q16, total operating expenses increased 26%, mainly reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 27%, primarily driven by higher salary expenses and higher discretionary compensation expenses reflecting growth-related higher headcount. General and administrative expenses increased 19%, mainly due to higher allocated corporate function costs, primarily for risk management and compliance support.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 96 basis points in 1Q17, nine basis points higher compared to 4Q16, mainly reflecting higher transaction-based revenues. Compared to 1Q16, our gross margin was ten basis points higher, mainly reflecting higher transaction-based revenues and higher net interest income, partially offset by a 15.3% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 33 basis points in 1Q17, eleven basis points higher compared to 4Q16, mainly reflecting higher transaction-based revenues. Compared to 1Q16, our net margin was one basis point higher, mainly reflecting higher net revenues, partially offset by higher total operating expenses and higher provision for credit losses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q17, assets under management of CHF 177.4 billion were CHF 10.5 billion higher compared to the end of 4Q16, mainly reflecting favorable market movements and net new assets of CHF 5.3 billion. Net new assets reflected inflows primarily from Greater China, South East Asia and Japan.

Assets under management – Private Banking
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Assets under management	177.4	166.9	149.3	6.3	18.8
Average assets under management	170.7	170.6	148.1	0.1	15.3
Assets under management by currency (CHF billion)
USD	88.6	82.5	67.4	7.4	31.5
EUR	4.6	4.6	4.7	0.0	(2.1)
CHF	2.0	2.0	1.9	0.0	5.3
Other	82.2	77.8	75.3	5.7	9.2
Assets under management	177.4	166.9	149.3	6.3	18.8
Growth in assets under management (CHF billion)
Net new assets	5.3	0.7	4.0	–	–
Other effects	5.2	(1.8)	(5.1)	–	–
of which market movements	6.8	(4.2)	(2.9)	–	–
of which foreign exchange	(1.6)	5.2	(2.3)	–	–
of which other	0.0	(2.8)	0.1	–	–
Growth in assets under management	10.5	(1.1)	(1.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	12.7	1.7	10.6	–	–
Other effects	12.5	(4.3)	(13.5)	–	–
Growth in assets under management (annualized)	25.2	(2.6)	(2.9)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	10.0	9.0	11.2	–	–
Other effects	8.8	2.0	(14.6)	–	–
Growth in assets under management (rolling four-quarter average)	18.8	11.0	(3.4)	–	–
markets
Results
Loss before taxes of CHF 54 million in 1Q17 decreased 8% compared to the loss before taxes of CHF 59 million in 4Q16, mainly due to lower total operating expenses, partially offset by lower net revenues. The loss before taxes in 1Q17 compared to income before taxes of CHF 142 million in 1Q16. The related decrease of CHF 196 million primarily reflected lower net revenues, partially offset by lower total operating expenses. Adjusted loss before taxes of CHF 39 million in 1Q17 compared to adjusted loss before taxes of CHF 45 million in 4Q16 and adjusted income before taxes of CHF 142 million in 1Q16.
Net revenues
Net revenues of CHF 292 million decreased slightly compared to 4Q16, reflecting lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues. Equity sales and trading revenues decreased 13% to CHF 234 million, mainly due to lower revenues from prime services and challenging operating conditions in systematic market making. The transition of this business to International Wealth Management was completed in 1Q17. Fixed income sales and trading revenues increased 81% to CHF 58 million, mainly due to higher revenues from emerging markets rates products and credit products, partially offset by lower revenues from foreign exchange products.
Compared to 1Q16, net revenues decreased 41%, due to lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 74%, mainly driven by lower revenues from developed markets rates products and foreign exchange products reflecting lower client activity, partially offset by higher revenues from credit products. Equity sales and trading revenues decreased 16%, mainly due to lower revenues from equity derivatives, primarily driven by reduced market volatility in China and emerging markets, partially offset by reduced losses from systematic market making.

Results - Markets
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	292	302	499	(3)	(41)
Provision for credit losses	0	0	(3)	–	100
Compensation and benefits	157	167	194	(6)	(19)
General and administrative expenses	121	112	107	8	13
Commission expenses	53	68	59	(22)	(10)
Restructuring expenses	15	14	0	7	–
Total other operating expenses	189	194	166	(3)	14
Total operating expenses	346	361	360	(4)	(4)
Income/(loss) before taxes	(54)	(59)	142	(8)	–
Statement of operations metrics (%)
Cost/income ratio	118.5	119.5	72.1	–	–
Net revenue detail (CHF million)
Equity sales and trading	234	270	277	(13)	(16)
Fixed income sales and trading	58	32	222	81	(74)
Net revenues	292	302	499	(3)	(41)
Total operating expenses
Total operating expenses of CHF 346 million decreased 4% compared to 4Q16, mainly due to lower commission expenses and lower compensation and benefits, partially offset by higher general and administrative expenses. Commission expenses decreased 22% to CHF 53 million, primarily reflecting the transition of the systematic market making business to the Asset Management business in International Wealth Management and the absence of the adjustment relating to commission expenses charged by Global Markets in 4Q16. Compensation and benefits decreased 6% to CHF 157 million, primarily driven by lower deferred compensation expenses from prior-year awards and lower salary expenses. General and administrative expenses increased 8% to CHF 121 million, mainly due to higher marketing expenses and professional services fees. Adjusted total operating expenses of CHF 331 million decreased 5% compared to 4Q16.
Compared to 1Q16, total operating expenses decreased 4%, mainly reflecting lower compensation and benefits, partially offset by restructuring expenses in 1Q17, reflecting ongoing cost management initiatives, and higher general and administrative expenses. Compensation and benefits decreased 19%, primarily driven by lower deferred compensation expenses from prior-year awards and lower salary expenses. Commission expenses decreased 10%, primarily reflecting the transition of the systematic market making business to the Asset Management business in International Wealth Management. General and administrative expenses increased 13%, mainly due to higher prime services expenses and marketing expenses. Adjusted total operating expenses decreased 8% compared to 1Q16.

Global Markets
In 1Q17, Global Markets reported income before taxes of CHF 317 million and net revenues of CHF 1,609 million. Net revenues increased 27% compared to 4Q16, reflecting a seasonal increase in client activity.
Results Summary
1Q17 results
In 1Q17, we reported income before taxes of CHF 317 million and net revenues of CHF 1,609 million. Compared to 4Q16, net revenues increased 27%, reflecting a 50% increase in credit revenues, a 4% increase in equities revenues and stable solutions revenues. Compared to a weak 1Q16, net revenues increased 29%, reflecting more favorable market conditions, particularly in our credit businesses which increased 135%. This increase was partially offset by lower equities revenues which declined 13% and solutions revenues which decreased 24%.
Total operating expenses of CHF 1,287 million increased slightly compared to 4Q16, as higher discretionary compensation expenses were mostly offset by lower allocated corporate function costs. Compared to 1Q16, total operating expenses decreased 9%, reflecting lower restructuring costs of CHF 20 million incurred in 1Q17 and reduced allocated corporate function costs. We delivered a substantial improvement in profitability with an adjusted income before taxes of CHF 337 million in 1Q17, compared to an adjusted income before taxes of CHF 20 million in 4Q16 and an adjusted loss before taxes of CHF 98 million in 1Q16.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of USD 52.0 billion, reflecting an increase of USD 1.5 billion compared to the end of 4Q16. Leverage exposure was USD 287.2 billion, reflecting an increase of USD 9.4 billion compared to the end of 4Q16. Both risk weighted assets and leverage exposure increased compared to 4Q16 due to a seasonal increase in client activity.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,609	1,265	1,245	27	29
Provision for credit losses	5	(4)	23	–	(78)
Compensation and benefits	690	634	671	9	3
General and administrative expenses	438	475	517	(8)	(15)
Commission expenses	139	140	132	(1)	5
Restructuring expenses	20	15	100	33	(80)
Total other operating expenses	597	630	749	(5)	(20)
Total operating expenses	1,287	1,264	1,420	2	(9)
Income/(loss) before taxes	317	5	(198)	–	–
Statement of operations metrics (%)
Return on regulatory capital	9.0	0.3	(5.6)	–	–
Cost/income ratio	80.0	99.9	114.1	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,297	9,030	10,862	3	(14)
Pre-tax return on average economic risk capital (%) [1]	13.7	0.5	(6.9)	–	–
Number of employees (full-time equivalents)
Number of employees	11,600	11,530	11,780	1	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Equities	463	445	534	4	(13)
Credit	918	612	390	50	135
Solutions	262	261	345	0	(24)
Other	(34)	(53)	(24)	(36)	42
Net revenues	1,609	1,265	1,245	27	29
Balance sheet statistics (CHF million, except where indicated)
Total assets	242,745	239,700	237,716	1	2
Risk-weighted assets	52,061	51,713	56,698	1	(8)
Risk-weighted assets (USD)	52,012	50,556	59,205	3	(12)
Leverage exposure	287,456	284,143	280,029	1	3
Leverage exposure (USD)	287,183	277,787	292,413	3	(2)
Reconciliation of adjusted results
	Global Markets
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	1,609	1,265	1,245
Provision for credit losses	5	(4)	23
Total operating expenses	1,287	1,264	1,420
Restructuring expenses	(20)	(15)	(100)
Adjusted total operating expenses	1,267	1,249	1,320
Income/(loss) before taxes	317	5	(198)
Total adjustments	20	15	100
Adjusted income/(loss) before taxes	337	20	(98)
Adjusted return on regulatory capital (%)	9.6	0.7	(2.8)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Equities
In 1Q17, equities revenues of CHF 463 million increased 4% compared to 4Q16, reflecting a seasonal increase in client activity. Cash equities revenues increased driven by significantly higher industry-wide equities underwriting activity as well as improved trading results across regions. Prime services revenues increased, reflecting growth in client balances and higher commissions in listed derivatives.
Compared to 1Q16, equities revenues declined 13%, primarily due to challenging operating conditions in systematic market making and the transition of the business to International Wealth Management in 1Q17. This was partially offset by significantly increased equities underwriting revenues as more favorable market conditions, particularly low levels of volatility, led to higher initial public offering (IPO) and follow-on activity. Cash trading revenues were higher, particularly in Latin America, despite an overall challenging market environment, characterized by low volumes and volatility across EMEA and the US. We also had resilient, albeit slightly lower prime services revenues, as reduced client activity in line with lower volumes was offset by growth in client balances.
Credit
In 1Q17, credit revenues of CHF 918 million increased 50% compared to 4Q16, reflecting a seasonal increase in client activity and favorable market conditions. Securitized products revenues increased across all products reflecting higher trading volumes, particularly in our non-agency and agency businesses. Global credit products revenues increased, reflecting improved leveraged finance and investment grade industry-wide issuance which resulted in higher trading revenues.

Compared to 1Q16, credit revenues increased 135%, reflecting more favorable market conditions, notably improved credit asset prices and lower volatility, which supported increased client activity. In 1Q16, results reflected reduced levels of client activity related to challenging credit market conditions, which adversely impacted our securitized products and global credit products franchises. Securitized products trading revenues increased significantly, reflecting a marked improvement in non-agency and agency trading results. This compares to subdued 1Q16 results, which were negatively impacted by mark-to-market losses in certain collateralized loan obligations (CLO) and non-agency and agency commercial mortgage-backed securities (CMBS). Global credit products revenues increased significantly, albeit from subdued levels, primarily reflecting a substantial rebound in leveraged finance industry-wide issuance activity, particularly in the Americas, which led to higher trading revenues. In addition, corporate lending revenues rebounded compared to weak 1Q16 results, which included mark-to-market losses related to lower oil prices.
Solutions
In 1Q17, solutions revenues of CHF 262 million were stable compared to 4Q16, as improved global macro products and emerging markets revenues were offset by lower equity derivatives revenues. Global macro products revenues increased, reflecting higher rates and foreign exchange results. We also had higher emerging markets revenues driven by an increase in structured products revenues. These gains were offset by lower equity derivatives results as low levels of volatility led to reduced client activity.
Compared to 1Q16, solutions revenues decreased 24%, as reduced client activity in equity derivatives and global macro products more than offset a rebound in emerging markets revenues. Global macro products revenues declined compared to strong 1Q16 performance, primarily due to our reduced issuance of structured notes. In addition, equity derivatives revenues declined as reduced client activity in corporate and flow derivatives offset improved structured derivatives and convertibles performance. These declines were partially offset by a substantial increase in emerging markets revenues, albeit from subdued 1Q16 levels, reflecting higher trading activity in Brazil and improved financing revenues.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 5 million in 1Q17. This compares to a release of provision of CHF 4 million in 4Q16 and a provision for credit losses of CHF 23 million in 1Q16.
Total operating expenses
In 1Q17, total operating expenses of CHF 1,287 million were slightly higher compared to 4Q16, as higher compensation and benefits expenses were partially offset by lower general and administrative expenses. The increase in compensation and benefits was primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses. The decrease in general and administrative expenses was primarily driven by reduced allocated corporate function costs.
Compared to 1Q16, total operating expenses decreased 9%, reflecting lower restructuring costs of CHF 20 million incurred in 1Q17 and reduced general and administrative expenses, partially offset by increased compensation and benefits. General and administrative expenses declined due to reduced allocated corporate function costs. The increase in compensation and benefits was primarily due to higher discretionary compensation expenses, partially offset by both lower deferred compensation expenses from prior-year awards and salary expenses. Adjusted total operating expenses decreased 4%.

Investment Banking & Capital Markets
In 1Q17, Investment Banking & Capital Markets reported income before taxes of CHF 149 million and net revenues of CHF 606 million. Net revenues increased 56% compared to 1Q16, outperforming the industry-wide fee pool which was up 25%.
Results Summary
1Q17 results
In 1Q17, we reported income before taxes of CHF 149 million, stable compared to 4Q16. Net revenues of CHF 606 million increased 6% compared to 4Q16, due to higher revenues from underwriting and improved performance from our corporate lending portfolio, partially offset by lower revenues from advisory and other fees. Compared to 4Q16, debt underwriting revenues increased 28%, equity underwriting revenues increased 4% and revenues from advisory and other fees decreased 19%. Total operating expenses of CHF 451 million increased 6%, driven by higher compensation and benefits and restructuring expenses.
Compared to 1Q16, our reported income before taxes increased significantly to CHF 149 million in 1Q17, driven by higher revenues and lower restructuring expenses. Net revenues increased 56%, primarily driven by higher debt and equity underwriting revenues. Debt underwriting revenues increased 64% and equity underwriting revenues increased 134%, while revenues from advisory and other fees decreased 5%.
Capital and leverage metrics
As of the end of 1Q17, risk-weighted assets were USD 18.6 billion, an increase of USD 1.0 billion compared to the end of 4Q16. The increase was driven primarily by regulatory methodology changes and modest growth in the Corporate Bank. Leverage exposure was USD 44.0 billion, a decrease of USD 0.6 billion compared to the end of 4Q16, driven by a reduction in high-quality liquid assets.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	606	574	388	6	56
Provision for credit losses	6	0	29	–	(79)
Compensation and benefits	348	329	287	6	21
General and administrative expenses	101	101	106	0	(5)
Commission expenses	0	1	1	(100)	(100)
Restructuring expenses	2	(6)	27	–	(93)
Total other operating expenses	103	96	134	7	(23)
Total operating expenses	451	425	421	6	7
Income/(loss) before taxes	149	149	(62)	0	–
Statement of operations metrics (%)
Return on regulatory capital	23.1	22.9	(9.9)	–	–
Cost/income ratio	74.4	74.0	108.5	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,220	5,030	4,311	4	21
Pre-tax return on average economic risk capital (%) [1]	11.6	12.0	(5.8)	–	–
Number of employees (full-time equivalents)
Number of employees	3,210	3,090	2,880	4	11
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	218	268	229	(19)	(5)
Debt underwriting	291	228	177	28	64
Equity underwriting	103	99	44	4	134
Other	(6)	(21)	(62)	(71)	(90)
Net revenues	606	574	388	6	56
Balance sheet statistics (CHF million, except where indicated)
Total assets	19,997	20,784	20,772	(4)	(4)
Risk-weighted assets	18,602	18,027	16,990	3	9
Risk-weighted assets (USD)	18,584	17,624	17,741	5	5
Leverage exposure	44,018	45,571	44,369	(3)	(1)
Leverage exposure (USD)	43,976	44,552	46,331	(1)	(5)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	606	574	388
Provision for credit losses	6	0	29
Total operating expenses	451	425	421
Restructuring expenses	(2)	6	(27)
Adjusted total operating expenses	449	431	394
Income/(loss) before taxes	149	149	(62)
Total adjustments	2	(6)	27
Adjusted income/(loss) before taxes	151	143	(35)
Adjusted return on regulatory capital (%)	23.4	22.0	(5.2)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Advisory and other fees
In 1Q17, revenues from advisory and other fees of CHF 218 million decreased 19% compared to 4Q16, reflecting lower revenues from completed M&A transactions.
Revenues decreased 5% compared to 1Q16, slightly more than the industry-wide decline in the overall M&A fee pool.
Debt underwriting
In 1Q17, debt underwriting revenues of CHF 291 million increased 28% compared to 4Q16, driven by higher leveraged finance and investment grade underwriting revenues, partially offset by lower derivatives financing revenues.
Compared to 1Q16, revenues increased 64%, driven by higher leveraged finance and investment grade underwriting revenues, partially offset by lower derivatives financing revenues.
Equity underwriting
In 1Q17, revenues from equity underwriting of CHF 103 million increased 4% compared to 4Q16, primarily driven by higher revenues from rights offerings.
Compared to 1Q16, revenues increased 134%, primarily driven by higher revenues from IPOs and follow-on offerings.
Provision for credit losses
In 1Q17, we recorded a provision for credit losses of CHF 6 million. There was no provision for credit losses recorded in 4Q16, while in 1Q16 we recorded a provision for credit losses of CHF 29 million, primarily relating to the energy sector.

Total operating expenses
Total operating expenses of CHF 451 million increased 6% compared to 4Q16, driven by higher compensation and benefits and restructuring expenses. Compensation and benefits of CHF 348 million increased 6%, reflecting higher deferred compensation, partially offset by a lower discretionary compensation accrual. General and administrative expenses of CHF 101 million remained stable.
Compared to 1Q16, total operating expenses increased 7%, driven by an increase in compensation and benefits primarily due to an increased discretionary compensation accrual in line with the improvement in business performance, partially offset by lower restructuring expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,133	1,042	709	9	60
of which advisory and other fees	278	310	268	(10)	4
of which debt underwriting	647	498	334	30	94
of which equity underwriting	208	234	107	(11)	94

Strategic Resolution Unit
In 1Q17, the Strategic Resolution Unit reported a loss before taxes of CHF 539 million and decreased its risk-weighted assets by USD 3.1 billion and its leverage exposure by USD 20.8 billion.
results summary
1Q17 results
In 1Q17, we reported a loss before taxes of CHF 539 million compared to losses of CHF 2,895 million in 4Q16 and CHF 1,253 million in 1Q16. In 1Q17, we reported an adjusted loss before taxes of CHF 500 million, compared to adjusted losses of CHF 521 million in 4Q16 and CHF 1,170 million in 1Q16.
We reported negative net revenues of CHF 206 million in 1Q17, primarily driven by overall funding costs, partially offset by revenues from our legacy cross-border and small markets businesses. Total operating expenses in 1Q17 were CHF 309 million, including CHF 207 million of general and administrative expenses, of which CHF 81 million were litigation provisions, and CHF 88 million were compensation and benefits expenses. In 1Q17, we reported adjusted total operating expenses of CHF 232 million, compared to CHF 289 million in 4Q16 and CHF 518 million in 1Q16.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of USD 41.3 billion, a decrease of USD 3.1 billion and USD 25.6 billion compared to the end of 4Q16 and 1Q16, respectively. Leverage exposure was USD 82.6 billion as of the end of 1Q17, reflecting a decrease of USD 20.8 billion and USD 84.3 billion compared to the end of 4Q16 and 1Q16, respectively. In 1Q17, risk-weighted assets and leverage exposure reduction was achieved by various initiatives, including wholesale portfolio exits, the sale of certain loan facilities to third parties, and the continued novations, compressions and unwinds across our legacy investment banking derivatives portfolio.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(206)	(202)	(541)	2	(62)
of which from noncontrolling interests without significant economic interest	1	0	17	–	(94)
Provision for credit losses	24	28	115	(14)	(79)
Compensation and benefits	88	106	210	(17)	(58)
General and administrative expenses	207	2,554	292	(92)	(29)
of which litigation provisions	81	2,388	23	(97)	252
Commission expenses	7	4	16	75	(56)
Restructuring expenses	7	1	79	–	(91)
Total other operating expenses	221	2,559	387	(91)	(43)
Total operating expenses	309	2,665	597	(88)	(48)
of which from noncontrolling interests without significant economic interest	4	2	18	100	(78)
Loss before taxes	(539)	(2,895)	(1,253)	(81)	(57)
of which from noncontrolling interests without significant economic interest	(3)	(2)	(1)	50	200
Number of employees (full-time equivalents)
Number of employees	1,690	1,830	2,290	(8)	(26)

Divisional results (continued)
	in			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	35	9	119	289	(71)
Legacy cross-border and small markets businesses	37	41	58	(10)	(36)
Restructuring of former Asset Management division	(4)	(34)	(37)	(88)	(89)
Legacy investment banking portfolio	(214)	(154)	(611)	39	(65)
Legacy funding costs	(65)	(69)	(82)	(6)	(21)
Other	4	5	(5)	(20)	–
Noncontrolling interests without significant economic interest	1	0	17	–	(94)
Net revenues	(206)	(202)	(541)	2	(62)
Balance sheet statistics (CHF million)
Total assets	61,640	80,297	105,286	(23)	(41)
Risk-weighted assets	41,384	45,441	64,125	(9)	(35)
Risk-weighted assets (USD)	41,345	44,425	66,961	(7)	(38)
Leverage exposure	82,718	105,768	159,888	(22)	(48)
Leverage exposure (USD)	82,639	103,402	166,959	(20)	(51)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	(206)	(202)	(541)
Real estate gains	0	(4)	0
(Gains)/losses on business sales	(38)	2	4
Adjusted net revenues	(244)	(204)	(537)
Provision for credit losses	24	28	115
Total operating expenses	309	2,665	597
Restructuring expenses	(7)	(1)	(79)
Major litigation provisions	(70)	(2,375)	0
Adjusted total operating expenses	232	289	518
Loss before taxes	(539)	(2,895)	(1,253)
Total adjustments	39	2,374	83
Adjusted loss before taxes	(500)	(521)	(1,170)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
We reported negative net revenues of CHF 206 million in 1Q17 compared to negative net revenues of CHF 202 million in 4Q16 and CHF 541 million in 1Q16. Compared to 4Q16, the movement was driven by lower fee-based revenues as a result of accelerated business exits relating to our legacy investment banking portfolio. This movement was partially offset by lower negative net revenues relating to the restructuring of our former Asset Management division and higher revenues relating to the restructuring of select onshore businesses, including the sale of our wealth management business in Monaco. Compared to 1Q16, the improvement was primarily driven by lower negative valuation adjustments and exit costs relating to our legacy investment banking portfolio, partially offset by lower fee-based revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business. Valuation adjustments in 1Q17 primarily reflected mark-to-market losses on our legacy investment banking portfolio, including our credit trading and emerging markets loan portfolios.

Provision for credit losses
In 1Q17, there was a provision for credit losses of CHF 24 million compared to CHF 28 million in 4Q16 and CHF 115 million in 1Q16. Provision for credit losses in 1Q17 was primarily related to corporate loans and the disposal of a portfolio of senior financing on US middle market loans in 1Q17.
Total operating expenses
Total operating expenses of CHF 309 million decreased CHF 2,356 million compared to 4Q16, primarily reflecting lower general and administrative expenses, due to lower litigation provisions of CHF 2,307 million mainly in connection with mortgage-related matters. Compared to 1Q16, total operating expenses decreased CHF 288 million, primarily due to lower compensation and benefits, general and administrative expenses and restructuring expenses as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business. Total operating expenses in 1Q17 included costs of CHF 51 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses were CHF 232 million in 1Q17, compared to CHF 289 million in 4Q16 and CHF 518 million in 1Q16, a decline of 20% and 55%, respectively.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Treasury results	30	(75)	(17)	–	–
Other	39	59	127	(34)	(69)
Net revenues	69	(16)	110	–	(37)
Provision for credit losses	2	0	1	–	100
Compensation and benefits	100	122	(67)	(18)	–
General and administrative expenses	44	101	108	(56)	(59)
Commission expenses	21	32	35	(34)	(40)
Restructuring expenses	1	7	0	(86)	–
Total other operating expenses	66	140	143	(53)	(54)
Total operating expenses	166	262	76	(37)	118
Income/(loss) before taxes	(99)	(278)	33	(64)	–
Expense allocation to divisions (CHF million)
Compensation and benefits	673	719	503	(6)	34
General and administrative expenses	587	771	777	(24)	(24)
Commission expenses	21	32	35	(34)	(40)
Restructuring expenses	31	24	83	29	(63)
Total other operating expenses	639	827	895	(23)	(29)
Total operating expenses before allocation to divisions	1,312	1,546	1,398	(15)	(6)
Net allocation to divisions	1,146	1,284	1,322	(11)	(13)
of which Swiss Universal Bank	257	279	264	(8)	(3)
of which International Wealth Management	198	210	205	(6)	(3)
of which Asia Pacific	179	161	153	11	17
of which Global Markets	362	444	471	(18)	(23)
of which Investment Banking & Capital Markets	76	72	65	6	17
of which Strategic Resolution Unit	74	118	164	(37)	(55)
Total operating expenses	166	262	76	(37)	118
Balance sheet statistics (CHF million)
Total assets	69,045	62,413	51,487	11	34
Risk-weighted assets [1]	17,180	17,338	17,455	(1)	(2)
Leverage exposure [1]	64,219	59,374	48,374	8	33
1 Disclosed on a look-through basis.
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.
1Q17 results
In 1Q17, Corporate Center recorded a loss before taxes of CHF 99 million compared to a loss before taxes of CHF 278 million in 4Q16 and income before taxes of CHF 33 million in 1Q16. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets intended to support the restructuring of the Group predominantly through the end of 2017. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares.

Assets under management
As of the end of 1Q17, assets under management were CHF 1,304.2 billion, 4.2% higher compared to the end of 4Q16, reflecting net new assets of CHF 24.4 billion and favorable market movements.
Assets under management
	end of		% change
	1Q17	4Q16	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	198.2	192.2	3.1
Swiss Universal Bank - Corporate & Institutional Clients	348.9	339.3	2.8
International Wealth Management - Private Banking	336.2	323.2	4.0
International Wealth Management - Asset Management	367.1	321.6	14.1
Asia Pacific - Private Banking	177.4	166.9	6.3
Strategic Resolution Unit	7.8	13.7	(43.1)
Assets managed across businesses [1]	(131.4)	(105.8)	24.2
Assets under management	1,304.2	1,251.1	4.2
of which discretionary assets	433.4	404.3	7.2
of which advisory assets	870.8	846.8	2.8
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
in	1Q17	4Q16	1Q16
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	2.0	(1.8)	0.3
Swiss Universal Bank – Corporate & Institutional Clients	0.0	0.8	2.7
International Wealth Managment – Private Banking	4.7	0.4	5.4
International Wealth Managment – Asset Management [1]	15.0	(4.4)	1.5
Asia Pacific – Private Banking	5.3	0.7	4.0
Strategic Resolution Unit	(1.0)	(2.9)	(1.6)
Assets managed across businesses [2]	(1.6)	0.5	(2.1)
Net new assets	24.4	(6.7)	10.2
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
1Q17 results
As of the end of 1Q17, assets under management of CHF 1,304.2 billion increased CHF 53.1 billion compared to the end of 4Q16. The increase was mainly driven by net new assets of CHF 24.4 billion, a structural effect from assets under management reported for multi-asset class solutions in International Wealth Management and favorable market movements, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 24.4 billion reflected net new assets of CHF 15.0 billion in the Asset Management business of International Wealth Management, mainly reflecting inflows from emerging market joint ventures and from traditional and alternative investments, net new assets of CHF 5.3 billion in the Private Banking business of Asia Pacific, primarily from inflows in Greater China, South East Asia and Japan and net new assets of CHF 4.7 billion in the Private Banking business of International Wealth Management from solid inflows from emerging markets and Europe.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.

Additional financial metrics
Balance sheet
As of the end of 1Q17, total assets of CHF 812.0 billion decreased 1% compared to 4Q16, reflecting the foreign exchange translation impact, partially offset by an increase in operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 1.6 billion.
Range of reasonably possible losses related to certain legal proceedings
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.2 billion as of the end of 1Q17.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity decreased from CHF 41.9 billion as of the end of 4Q16 to CHF 41.7 billion as of the end of 1Q17. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk and foreign exchange-related movements on cumulative translation adjustments. These movements were partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
Capital metrics
The common equity tier 1 (CET1) ratio was 12.7% as of the end of 1Q17 compared to 13.5% as of the end of 4Q16, reflecting lower CET1 capital and lower risk-weighted assets. Credit Suisse’s tier 1 ratio was 18.3% as of the end of 1Q17 compared to 18.0% as of the end of 4Q16. The total capital ratio was 20.3% as of the end of 1Q17 compared to 20.5% as of the end of 4Q16.
CET1 capital was CHF 33.8 billion as of the end of 1Q17 compared to CHF 36.6 billion as of the end of 4Q16, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 60% to 80%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 40% to 20%), pursuant to phase-in requirements. CET1 capital was also affected by the negative foreign exchange impact, partially offset by net income attributable to shareholders.
Total eligible capital was CHF 53.8 billion as of the end of 1Q17 compared to CHF 55.7 billion as of the end of 4Q16, primarily reflecting the decreases in CET1 capital and tier 2 capital.
Risk-weighted assets decreased 2% to CHF 265.3 billion as of the end of 1Q17 compared to CHF 271.4 billion as of the end of 4Q16, primarily driven by a reduction in risk levels, mainly in credit risk and market risk, a negative foreign exchange impact and internal methodology and policy changes in market risk. These movements were partially offset by increases resulting from external methodology and policy changes in credit risk.
As of the end of 1Q17, the look-through CET1 ratio was 11.7% compared to 11.5% as of the end of 4Q16.
Leverage metrics
The Bank for International Settlements (BIS) tier 1 leverage ratio was 5.2% as of the end of 1Q17, with a BIS CET1 component of 3.6%. On a look-through basis, the BIS tier 1 leverage ratio was 4.6% as of the end of 1Q17, with a BIS CET1 component of 3.3%.
The look-through leverage exposure was CHF 935.9 billion as of the end of 1Q17.
BIS capital and leverage metrics
	Phase-in		Look-through
end of	1Q17	4Q16	1Q17	4Q16
Capital metrics (%, except where indicated)
Risk-weighted assets (CHF billion)	265.3	271.4	263.7	268.0
CET1 ratio	12.7	13.5	11.7	11.5
Tier 1 ratio	18.3	18.0	16.5	15.6
Total capital ratio	20.3	20.5	18.0	17.4
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	939.1	957.1	935.9	950.8
CET1 leverage ratio	3.6	3.8	3.3	3.2
Tier 1 leverage ratio	5.2	5.1	4.6	4.4
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 1Q17 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. Our related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total eligible capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 39 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s 1Q17 Financial Report that is scheduled to be released on May 4, 2017). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 39 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Core Results by business activity
in	1Q17							4Q16	1Q16
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	711	883	411	–	–	–	2,005	2,039	1,900
of which net interest income	413	342	168	–	–	–	923	940	881
of which recurring	197	290	81	–	–	–	568	585	545
of which transaction-based	100	250	163	–	–	–	513	442	490
Provision for credit losses	12	2	4	–	–	–	18	25	(10)
Total operating expenses	538	642	268	–	–	–	1,448	1,519	1,388
Income before taxes	161	239	139	–	–	–	539	495	522
Related to corporate & institutional banking
Net revenues	643	–	–	–	–	–	643	650	628
of which net interest income	313	–	–	–	–	–	313	324	310
of which recurring	165	–	–	–	–	–	165	162	148
of which transaction-based	180	–	–	–	–	–	180	177	180
Provision for credit losses	(2)	–	–	–	–	–	(2)	24	(3)
Total operating expenses	402	–	–	–	–	–	402	417	369
Income before taxes	243	–	–	–	–	–	243	209	262
Related to investment banking
Net revenues	–	–	470	1,609	606	–	2,685	2,329	2,221
of which fixed income sales and trading	–	–	58	843	–	–	901	599	695
of which equity sales and trading	–	–	234	488	–	–	722	778	929
of which underwriting and advisory [1]	–	–	178	312	612	–	1,102	1,026	684
Provision for credit losses	–	–	0	5	6	–	11	(2)	47
Total operating expenses	–	–	462	1,287	451	–	2,200	2,168	2,289
Income/(loss) before taxes	–	–	8	317	149	–	474	163	(115)
Related to asset management
Net revenues	–	338	–	–	–	–	338	381	320
Total operating expenses	–	286	–	–	–	–	286	278	253
Income before taxes	–	52	–	–	–	–	52	103	67
Related to corporate center
Net revenues	–	–	–	–	–	69	69	(16)	110
Provision for credit losses	–	–	–	–	–	2	2	0	1
Total operating expenses	–	–	–	–	–	166	166	262	76
Income/(loss) before taxes	–	–	–	–	–	(99)	(99)	(278)	33
Total
Net revenues	1,354	1,221	881	1,609	606	69	5,740	5,383	5,179
Provision for credit losses	10	2	4	5	6	2	29	47	35
Total operating expenses	940	928	730	1,287	451	166	4,502	4,644	4,375
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	692	769
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

BIS capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	33,774	36,576	(8)	30,943	30,783	1
Tier 1 capital	48,447	48,865	(1)	43,501	41,879	4
Total eligible capital	53,830	55,728	(3)	47,597	46,758	2
Risk-weighted assets	265,347	271,372	(2)	263,737	268,045	(2)
Capital ratios (%)
CET1 ratio	12.7	13.5	–	11.7	11.5	–
Tier 1 ratio	18.3	18.0	–	16.5	15.6	–
Total capital ratio	20.3	20.5	–	18.0	17.4	–
Eligible capital – Group
	Phase-in				Look-through
				% change			% change
end of	1Q17		4Q16	QoQ	1Q17	4Q16	QoQ
Eligible capital (CHF million)
Total shareholders' equity	41,702		41,897	0	41,702	41,897	0
Regulatory adjustments [1]	(745)		(694)	7	(745)	(694)	7
Adjustments subject to phase-in	(7,183)	[2]	(4,627)	55	(10,014)	(10,420)	(4)
CET1 capital	33,774		36,576	(8)	30,943	30,783	1
Additional tier 1 instruments	12,558	[3]	11,096	13	12,558	11,096	13
Additional tier 1 instruments subject to phase-out [4]	2,883		2,899	(1)	–	–	–
Deductions from additional tier 1 capital	(768)	[5]	(1,706)	(55)	–	–	–
Additional tier 1 capital	14,673		12,289	19	12,558	11,096	13
Tier 1 capital	48,447		48,865	(1)	43,501	41,879	4
Tier 2 instruments	4,096	[6]	4,879	(16)	4,096	4,879	(16)
Tier 2 instruments subject to phase-out	1,341		2,083	(36)	–	–	–
Deductions from tier 2 capital	(54)		(99)	(45)	–	–	–
Tier 2 capital	5,383		6,863	(22)	4,096	4,879	(16)
Total eligible capital	53,830		55,728	(3)	47,597	46,758	2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.0 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
1Q17	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	36,576		30,783
Net income attributable to shareholders	596		596
Foreign exchange impact	(357)	[1]	(323)
Impact of deductions relating to phase-in requirements	(2,650)		–
Other	(391)	[2]	(113)
Balance at end of period	33,774		30,943
Additional tier 1 capital (CHF million)
Balance at beginning of period	12,289		11,096
Foreign exchange impact	(198)		(150)
Impact of deductions relating to phase-in requirements	853		–
Issuances	1,680		1,680
Other	49	[3]	(68)
Balance at end of period	14,673		12,558
Tier 2 capital (CHF million)
Balance at beginning of period	6,863		4,879
Foreign exchange impact	(102)		(64)
Impact of deductions relating to phase-in requirements	50		–
Redemptions	(698)		(698)
Other	(730)	[4]	(21)
Balance at end of period	5,383		4,096
Eligible capital (CHF million)
Balance at end of period	53,830		47,597
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the impact of a dividend accrual, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk and certain deferred tax assets).

3 Includes the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk, which will be deducted from CET1 once Basel III is fully implemented.
4 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
1Q17 (CHF million)
Credit risk	52,497	22,008	20,931	30,031	15,930	18,655	14,071	174,123
Market risk	770	979	6,239	8,609	97	2,898	302	19,894
Operational risk	12,068	12,523	5,836	13,383	2,575	19,660	0	66,045
Non-counterparty risk	304	284	71	38	0	171	4,417	5,285
Risk-weighted assets – phase-in	65,639	35,794	33,077	52,061	18,602	41,384	18,790	265,347
Look-through adjustment	–	–	–	–	–	–	(1,610)	(1,610)
Risk-weighted assets – look-through	65,639	35,794	33,077	52,061	18,602	41,384	17,180	263,737
4Q16 (CHF million)
Credit risk	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Non-counterparty risk	304	277	75	42	0	186	4,485	5,369
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045

Risk-weighted asset movement by risk type – Group
1Q17 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Foreign exchange impact	(266)	(366)	(202)	(412)	(369)	(405)	(201)	(2,221)
Movements in risk levels	(1,168)	91	218	780	471	(2,959)	(1,845)	(4,412)
Model and parameter updates [1]	(34)	541	191	(60)	(9)	(70)	2	561
Methodology and policy changes – internal [2]	(27)	14	1	71	1	(54)	0	6
Methodology and policy changes – external [3]	1,583	268	837	129	556	115	1	3,489
Balance at end of period – phase-in	52,497	22,008	20,931	30,031	15,930	18,655	14,071	174,123
Market risk
Balance at beginning of period	888	992	8,808	8,755	172	3,567	66	23,248
Foreign exchange impact	(5)	(6)	(78)	(88)	(2)	(33)	4	(208)
Movements in risk levels	(118)	161	(2,135)	515	(69)	(474)	253	(1,867)
Model and parameter updates [1]	11	(46)	(65)	(207)	(1)	(16)	2	(322)
Methodology and policy changes – internal [2]	(6)	(122)	(291)	(366)	(3)	(146)	(23)	(957)
Balance at end of period – phase-in	770	979	6,239	8,609	97	2,898	302	19,894
Operational risk
Balance at beginning of period	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Model and parameter updates [1]	0	0	0	(10)	0	0	0	(10)
Balance at end of period – phase-in	12,068	12,523	5,836	13,383	2,575	19,660	0	66,045
Non-counterparty risk
Balance at beginning of period	304	277	75	42	0	186	4,485	5,369
Movements in risk levels	0	7	(4)	(4)	0	(15)	(68)	(84)
Balance at end of period – phase-in	304	284	71	38	0	171	4,417	5,285
Total
Balance at beginning of period	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Foreign exchange impact	(271)	(372)	(280)	(500)	(371)	(438)	(197)	(2,429)
Movements in risk levels	(1,286)	259	(1,921)	1,291	402	(3,448)	(1,660)	(6,363)
Model and parameter updates [1]	(23)	495	126	(277)	(10)	(86)	4	229
Methodology and policy changes – internal [2]	(33)	(108)	(290)	(295)	(2)	(200)	(23)	(951)
Methodology and policy changes – external [3]	1,583	268	837	129	556	115	1	3,489
Balance at end of period – phase-in	65,639	35,794	33,077	52,061	18,602	41,384	18,790	265,347
Look-through adjustment [4]	–	–	–	–	–	–	(1,610)	(1,610)
Balance at end of period – look-through	65,639	35,794	33,077	52,061	18,602	41,384	17,180	263,737
1 Represents movements arising from updates to models and recalibrations of parameters.
2 Represents internal changes impacting how exposures are treated.
3 Represents externally prescribed regulatory changes impacting how exposures are treated.
4
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

BIS leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	33,774	36,576	(8)	30,943	30,783	1
Tier 1 capital	48,447	48,865	(1)	43,501	41,879	4
Leverage exposure	939,109	957,067	(2)	935,911	950,763	(2)
Leverage ratios (%)
CET1 leverage ratio	3.6	3.8	–	3.3	3.2	–
Tier 1 leverage ratio	5.2	5.1	–	4.6	4.4	–

Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	33,612	36,417	(8)	30,777	30,616	1
Going concern capital	50,266	52,392	(4)	43,335	42,410	2
Gone concern capital	30,293	26,783	13	29,745	26,340	13
Total loss-absorbing capacity (TLAC)	80,559	79,175	2	73,080	68,750	6
Swiss risk-weighted assets	266,031	272,090	(2)	264,421	268,762	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	12.6	13.4	–	11.6	11.4	–
Going concern capital ratio	18.9	19.3	–	16.4	15.8	–
Gone concern capital ratio	11.4	9.8	–	11.2	9.8	–
TLAC ratio	30.3	29.1	–	27.6	25.6	–
Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	33,774	36,576	(8)	30,943	30,783	1
Swiss regulatory adjustments [1]	(162)	(159)	2	(166)	(167)	(1)
Swiss CET1 capital	33,612	36,417	(8)	30,777	30,616	1
Additional tier 1 high-trigger capital instruments	7,583	6,000	26	7,583	6,000	26
Grandfathered capital instruments	9,071	9,975	(9)	4,975	5,794	(14)
of which additional tier 1 low-trigger capital instruments	4,975	5,096	(2)	4,975	5,096	(2)
of which tier 2 high-trigger capital instruments	0	698	(100)	0	698	(100)
of which tier 2 low-trigger capital instruments	4,096	4,181	(2)	–	–	–
Swiss additional tier 1 capital	16,654	15,975	4	12,558	11,794	6
Going concern capital	50,266	52,392	(4)	43,335	42,410	2
Bail-in debt instruments	25,649	22,159	16	25,649	22,159	16
Additional tier 1 instruments subject to phase-out	2,883	2,899	(1)	–	–	–
Tier 2 instruments subject to phase-out	1,341	2,083	(36)	–	–	–
Tier 2 amortization component	1,242	1,448	(14)	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	4,096	4,181	(2)
Deductions	(822)	(1,806)	(54)	–	–	–
Gone concern capital	30,293	26,783	13	29,745	26,340	13
Total loss-absorbing capacity	80,559	79,175	2	73,080	68,750	6
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	265,347	271,372	(2)	263,737	268,045	(2)
Swiss regulatory adjustments [2]	684	718	(5)	684	717	(5)
Swiss risk-weighted assets	266,031	272,090	(2)	264,421	268,762	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	33,612	36,417	(8)	30,777	30,616	1
Going concern capital	50,266	52,392	(4)	43,335	42,410	2
Gone concern capital	30,293	26,783	13	29,745	26,340	13
Total loss-absorbing capacity	80,559	79,175	2	73,080	68,750	6
Leverage exposure	939,109	957,067	(2)	935,911	950,763	(2)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.6	3.8	–	3.3	3.2	–
Going concern leverage ratio	5.4	5.5	–	4.6	4.5	–
Gone concern leverage ratio	3.2	2.8	–	3.2	2.8	–
TLAC leverage ratio	8.6	8.3	–	7.8	7.2	–
Rounding differences may occur.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
1Q17
Average	17	21	8	2	10	(32)		26
Minimum	12	19	4	1	8	–	[1]	22
Maximum	23	23	12	2	13	–	[1]	31
End of period	19	20	4	2	11	(30)		26
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	4	1	10	–	[1]	24
Maximum	19	24	9	3	16	–	[1]	31
End of period	15	21	7	1	13	(28)		29
Risk management VaR (USD million)
1Q17
Average	17	21	8	2	10	(33)		25
Minimum	12	19	4	1	8	–	[1]	22
Maximum	23	23	12	2	13	–	[1]	31
End of period	19	20	4	2	10	(29)		26
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	3	1	10	–	[1]	23
Maximum	19	24	9	3	17	–	[1]	32
End of period	15	21	6	1	13	(28)		28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	1Q17	4Q16	1Q16
Consolidated statements of operations (CHF million)
Interest and dividend income	4,042	3,810	4,585
Interest expense	(2,409)	(2,188)	(2,574)
Net interest income	1,633	1,622	2,011
Commissions and fees	3,046	2,941	2,675
Trading revenues	574	258	(271)
Other revenues	281	360	223
Net revenues	5,534	5,181	4,638
Provision for credit losses	53	75	150
Compensation and benefits	2,658	2,682	2,482
General and administrative expenses	1,648	4,184	1,848
Commission expenses	368	394	387
Restructuring expenses	137	49	255
Total other operating expenses	2,153	4,627	2,490
Total operating expenses	4,811	7,309	4,972
Income/(loss) before taxes	670	(2,203)	(484)
Income tax expense/(benefit)	78	414	(179)
Net income/(loss)	592	(2,617)	(305)
Net income/(loss) attributable to noncontrolling interests	(4)	2	(3)
Net income/(loss) attributable to shareholders	596	(2,619)	(302)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.28	(1.25)	(0.15)
Diluted earnings/(loss) per share	0.27	(1.25)	(0.15)

Consolidated balance sheets
end of	1Q17	4Q16
Assets (CHF million)
Cash and due from banks	101,856	121,161
Interest-bearing deposits with banks	1,066	772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,978	134,839
Securities received as collateral, at fair value	37,622	32,564
Trading assets, at fair value	159,792	165,150
Investment securities	2,625	2,489
Other investments	7,001	6,777
Net loans	276,370	275,976
Premises and equipment	4,667	4,711
Goodwill	4,831	4,913
Other intangible assets	202	213
Brokerage receivables	41,700	33,431
Other assets	36,269	36,865
Total assets	811,979	819,861
Liabilities and equity (CHF million)
Due to banks	20,820	22,800
Customer deposits	352,092	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	38,113	33,016
Obligation to return securities received as collateral, at fair value	37,622	32,564
Trading liabilities, at fair value	47,662	44,930
Short-term borrowings	13,784	15,385
Long-term debt	187,321	193,315
Brokerage payables	41,226	39,852
Other liabilities	31,260	39,855
Total liabilities	769,900	777,550
Common shares	84	84
Additional paid-in capital	32,388	32,131
Retained earnings	26,552	25,954
Treasury shares, at cost	(99)	0
Accumulated other comprehensive income/(loss)	(17,223)	(16,272)
Total shareholders' equity	41,702	41,897
Noncontrolling interests	377	414
Total equity	42,079	42,311

Total liabilities and equity	811,979	819,861

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q17 (CHF million)
Balance at beginning of period	84	32,131	25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(25)	(25)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	17	17
Net income/(loss)	–	–	596	–	–	596	(4)	592
Cumulative effect of accounting changes, net of tax	–	–	2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–	–	–	(951)	(951)	(4)	(955)
Sale of treasury shares	–	(18)	–	2,540	–	2,522	–	2,522
Repurchase of treasury shares	–	–	–	(2,656)	–	(2,656)	–	(2,656)
Share-based compensation, net of tax	–	275	–	17	–	292	–	292
Dividends paid	–	–	–	–	–	–	(2)	(2)
Changes in scope of consolidation, net	–	–	–	–	–	–	(12)	(12)
Other	–	–	–	–	–	–	(7)	(7)
Balance at end of period	84	32,388	26,552	(99)	(17,223)	41,702	377	42,079
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".

Earnings per share
in	1Q17	4Q16		1Q16
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	596	(2,619)		(302)
Available for common shares	596	(2,619)		(302)
Available for unvested share-based payment awards	0	0		0
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	596	(2,619)		(302)
Available for common shares	596	(2,619)		(302)
Available for unvested share-based payment awards	0	0		0
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,125.9	2,102.0		1,980.7
Dilutive share options and warrants	3.8	0.0		0.0
Dilutive share awards	55.1	0.0		0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,184.8	2,102.0	[2]	1,980.7	[2]
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1	0.1		10.3
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.28	(1.25)		(0.15)
Diluted earnings/(loss) per share available for common shares	0.27	(1.25)		(0.15)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.8 million, 12.1 million and 7.5 million for 1Q17, 4Q16 and 1Q16, respectively.

2
Due to the net losses in 4Q16 and 1Q16, 3.7 million and 2.3 million, respectively, of weighted-average share options and warrants outstanding and 68.8 million and 53.7 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	1Q17	4Q16	1Q16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	52	(3)	40
International Wealth Management	36	16	8
Asia Pacific	19	19	1
Global Markets	20	15	100
Investment Banking & Capital Markets	2	(6)	27
Strategic Resolution Unit	7	1	79
Corporate Center	1	7	0
Total restructuring expenses	137	49	255
in	1Q17	4Q16	1Q16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	129	30	182
of which severance expenses	62	37	54
of which accelerated deferred compensation	25	(1)	105
of which pension expenses	42	(6)	23
General and administrative-related expenses	8	19	73
Total restructuring expenses	137	49	255
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.